UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 1 TO

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF
SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

AIRBEE WIRELESS, INC.

(Exact name of registrant as specified in charter)

DELAWARE	46-0500345

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9400 Key West Avenue, Rockville, MD	20850-3322

(Address of principal executive offices)	(Zip Code)

(301) 517-1860

(Registrant’s telephone number, including area code)

     Securities registered under Section 12(b) of the Exchange Act:

None.

     Securities registered under Section 12(g) of the Exchange Act:

Common Stock, $0.00004 Par Value

(Title of Class)

Item 1. Description of Business

The Company

     Airbee Wireless, Inc. is a developer of intelligent connectivity software for wireless voice, data and video communications. To date, we have built, tested and demonstrated at WiCon Americas (November 8, 2004 through November 10, 2004) and The ZigBee Alliance Open House in Seoul (December 6, 2004 through December 10, 2004) working products of our software on several combinations of microprocessors and transceivers, substantiating that our software can run on most hardware platforms. We believe our software will enable consumer and business devices to connect to each other over short distances without requiring the use of cables or wires. We intend to license our software communications products to manufacturers of microprocessors and OEM manufacturers, thereby enabling them to develop an increasing number of wireless communications applications using Airbee’s software, including consumer electronics, medical equipment, sensor and metering equipment, and industrial automation equipment. We believe that by focusing on our strength in the design and development of advanced wireless communications software, we can take advantage of the convergence of various wireless communications applications through software embedded on silicon.

     We were organized under the laws of the state of Delaware in 2002 to develop a portfolio of embedded wireless connectivity software. In October 2002, we acquired Connexus Technologies Pte. Ltd. and its wholly-owned subsidiary, Connexus Technologies (India) Pvt. Ltd., with the intention of securing complementary wireless technology to further enhance our operating platform.

     In March 2004, we became a member of the ZigBee Alliance, an international industry group formed to facilitate the development of a global standard for the wireless data and voice communications industry. The ZigBee standard current release of version 1.0 was formally released to the wireless industry on December 14, 2004. The ZigBee standard specifies a short-range, low-power, secure wireless data and voice transmission baseline. With over 100 member companies, we believe the ZigBee standard based on the IEEE 802.15.4 standard for remote monitoring and control applications [released by the Institute of Electrical and Electronic Engineers in May 2003] is emerging as the wireless standard for a host of industrial controls, telemetry, and in-building and home automation networking needs. The ZigBee Alliance has defined the global standard for reliable, short-range, cost-effective, low-power wireless applications.

     We believe that certain of our software, namely ZigBee Network Software (ZNS), ZigBee Network Management System (ZNMS), and ZigBee Development Kit (ZDK) will be available for commercial application in the first quarter of 2005. To fund sales and marketing and further development of the software, we are seeking additional investment or financing of approximately $5,000,000. To the extent all or part of the financing is not obtained, the further development and commercial application of our software may be delayed. However, we have completed the development of three proprietary software products and other software products await certification. The cost of certification per software product is approximately $60,000.

     We are filing this Form 10-SB Registration Statement on a voluntary basis to become a reporting company under Section 12 of the Securities Exchange Act of 1934. This registration statement was filed to facilitate our application for the trading of our common stock on the Over-the-Counter Bulletin Board. We believe that our status as a reporting company will provide us greater access to a capital investment and improve the general market perception of our company. While the effect of the reporting obligation with the Securities and Exchange Commission obligates us to provide public disclosure on a timely basis, we believe that such reporting obligation will have no material cost on our company.

     Our website is located at www.airbeewireless.com.

The Market

     We believe that the semiconductor market for short-distance wireless communications is poised to achieve significant growth. According to a recent report by ON World, Inc. [March 11, 2004], the market for wireless chipsets is expected to more than triple over the next four years to 767 million units shipped in 2007. The Wireless

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Data Research Group [November 19, 2003] has predicted that the market for low-power, low-cost radio frequency integrated circuits will grow to 730 million units ($4.8 billion) by 2007, ultimately reaching an annual market size of about $8 billion. We believe that the marketplace for our software is quantifiable, diverse in terms of applications and integrates with a range of other products like microprocessors.

     The current market for short distance wireless communication is dominated by two major technologies: (1) Bluetooth and (2) the IEEE 802.11b standard. These technologies are based on the 2.4 GHz unlicensed transmission frequency band. Airbee has targeted products in the niche 900 MHz unlicensed transmission frequency band, typically for the North American market, and the niche 2.4 GHz frequency band for the rest of the world.

     While IEEE 802.11 is an established data communication standard, we believe Bluetooth’s continued failure to deliver on its technical promises, single microprocessor platform, plus continuing technical challenges, has meant that it has not prevailed in becoming the de facto industry standard. We believe that Bluetooth devices are limited in that they are: 1. expensive; 2. serve a simple function of only one-to-one connectivity; 3. support only simple features; and 4. are lower in performance than the expectations of the piconet. A network of devices connected in an ad hoc fashion using Bluetooth technology is a piconet. It is formed when at least two devices, such as a portable PC and a cellular phone, connect. A piconet can support up to eight devices. When a piconet is formed, one device acts as the master while the others act as slaves for the duration of the piconet connection. A piconet is sometimes called a “PAN” or Personal Area Network.

Connexus Acquisition

     In October 2002 we acquired a wholly-owned interest in Connexus Technologies Pte. Ltd., from an unrelated third party in consideration of 1,662,562 shares of our common stock. We acquired Connexus Technologies, which was principally the alter ego of Ramanujam Satagopan, because we believed he was developing wireless technologies that were complementary to the software technologies that we were also developing. By bringing Mr. Satagopan into our research and development department, we believe that our embedded software could be developed at a faster rate with the additional benefits of lower product cost and shorter time to market.

     Connexus Technologies Pte. Ltd. was incorporated in Singapore under The Companies Act on July 8, 2000 as a limited liability company. Connexus Technologies (India) Pvt. Ltd. was incorporated in India as a wholly-owned subsidiary of Connexus Technologies Pte. Ltd. on June 14, 2001. Subsequent to this acquisition, Connexus Technologies Pte. Ltd. changed its name to Airbee Wireless Pte. Ltd. and Connexus Technologies (India) Pte. Ltd. changed its name to Airbee Wireless (India) Pvt. Ltd.

Products Developed and in Development

     While we have completed the development of three proprietary products, (namely, Airbee UltraLite Peer-to-Peer, Airbee UltraLite Star and Airbee UltraLite Mesh), we are developing software with a focus on short-range wireless communications and platform technologies such as hand-held devices. We believe the integration of short-range and long-range connectivity is not very well developed today. We believe these two markets present unique opportunities for seamless communication regardless of the distance. We also believe that when embedding is realized, the combination is expected to thrive on devices which are integrated into building automation, advanced meter reading, instrumentation schemes, and similar uses.

     Our portfolio of proprietary software is marketed under the Airbee UltraLiteTM name now also identified as ZigBee Network Software (ZNS) generally connected over the emerging Wireless Personal Area Network (WPAN) or the Wireless Local Area Network (WLAN), building automation and automotive technology space. The table below identifies our current software portfolio. The completed Airbee proprietary peer-to-peer, star and mesh topologies are being marketed to customers not requiring ZigBee-Compliant protocols.

     Additionally, ZigBee-Ready software has been designed and is ready for customer use. The “In Development” designation is applied until such time as the software undergoes certification by an independent

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testing facility and can then be called “ZigBee-Compliant”. Until the software is ZigBee-Compliant, it may be referred to as being “ZigBee-Ready”.

     Airbee UltraLiteTM Communications Software

Name/Protocol	Airbee Proprietary	ZigBee-Compliant
Peer-to-Peer	Completed	In Development
Star	Completed	In Development
Mesh	Completed	In Development
Mobile Mesh	In Final Test	In Development

     Peer-to-peer protocol facilitates mutual communication between any two Airbee Lite enabled devices and functions by validating and processing between two peers. Star protocol likewise facilitates mutual communication between multiple Airbee Lite enabled devices but unlike peer-to-peer, all enabled devices are connected to a base station and operate on a polling basis between the base station or master and the slave units. Mesh and Mobile Mesh protocol facilitates a multi-network in which devices assist each other in transmitting and receiving data through the network where each device acts as a controller. We expect that completion of our ZigBee compliant software will occur in the first quarter of 2005.

     Critical to the success of new devices in these areas is their ability to interoperate or “talk to each other” based on industry-adopted standards. Our software is designed and developed to be compliant with Zigbee/802.15.4 WPAN standards (approved by IEEE in May 2003) and/or the IEEE 802.11b WLAN protocol standards. Our patent-pending technology, in conjunction with a wireless network, allows a computer to work with a printer or a PDA and/or headset accessory to work with a mobile phone. The minimum requirements of the IEEE 202.15.3 standard require ZigBee Compliant technology to be 22 times faster than the Bluetooth minimum standard. We believe we can leverage the widespread market awareness created by Bluetooth, but offer similar products at less than half the cost, greater operating range and better reliability.

     The technology on which we are focused is called “spread spectrum,” a form of Code Division Multiplexed Access (CDMA).

     Our ZigBee-Ready software (distinct from Airbee proprietary products) which is in the late stage of development operates in the unlicensed radio frequency bands worldwide, including 2.4GHz (Global), 915Mhz (Americas) and 868Mhz (Europe). Raw data throughput rates of 250kbs can be achieved at 2.4GHz (16 channels), 40kbs at 915Mhz (10 channels) and 20kbs at 868Mhz (1 channel). Transmission distance ranges from 10 meters to 1.6 kilometers, depending on power output of the transceiver and environmental characteristics. While battery life is ultimately a function of battery capacity and application usage, the ZigBee protocol was designed to support very long life battery applications. Based upon information contained in the ZigBee Alliance website, users can expect a multi-year battery life when using standard batteries in a typical monitoring application.

     Our patent-pending software stack [a layered microprocessor software architecture common in the embedded software technology space] is available in both a standard IEEE 802.15 and a proprietary stack. For dedicated applications, where conformity to a standard (e.g., toys, specific industrial automation applications) is not crucial, a proprietary stack is to be supplied which reduces the cost and time to market to the end user when compared to the standard IEEE 802.15.4. Where conformity to a standard is key (e.g.: interoperability with another device conforming to the IEEE 802.15.4 standard), our own IEEE 802.15.4 stack is supplied along with the Airbee software core.

     The “Airbee Core” is a hardware-software engine that performs the short-range wireless transmission of data and/or voice. The Direct Sequence Spread Spectrum (DSSS) engine and the VIM (Versatile Interface Module) form the central platform of the Airbee Core. It is designed to serve as the engine that allows bi-directional transport of data and voice. Airbee does not manufacture the hardware.

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     All Airbee products can be sold either as peer-to-peer devices that replace wires or they can work in a networking environment (subject to performance limitations).

Potential Applications

     Based upon research reports prepared by, among others, West Technology Research Solutions, the listing below is a partial list of the potential application areas in which the Airbee communications software is expected to be embedded by our customers without any additional expense to us.

•	Personal device applications (typically accessories or an integrated platform)

•	Cordless phones

•	Accessories to GSM Cell phones

•	Wire replacement for gaming devices

•	Set Top box controller in hotel rooms (in place of Infrared)

•	Wireless PDA (Palm, iPaq) as control center

•	Laptop computer to printer & ad hoc LAN link

•	PCMCIA Airbee modem

•	Digital camera downloads

•	Video camera based monitoring systems

•	Medical applications

•	PDA to cell phone number transfer

•	Cell phone wireless headset

•	Cell phone to laptop wireless connection

•	eBook content refresh

•	TV remote & web TV remote

•	Smart security badge

•	eCash (wireless credit card), proximity payment solutions

•	Electronic lock entry (house & car)

•	Breath tester for police use

•	Signature capture device

•	Entertainment robots

•	Toys (RF controlled)

•	Short range (300 meters) Walkie Talkies

•	Child finder

•	Logistics data acquisition for industries, transportation, farms, fields, etc

Airbee deployed in a networking setup

•	Wireless Data acquisition and delivery in a warehouse

•	Wireless PABX for SOHO

•	Convenient customer order management system in restaurants (order is wirelessly dispatched to the kitchen instantly)

•	Home/building automation control system, wireless home gateway and accessories

•	Data transmitters in Industrial Automation setup

•	Clock synchronizers: synchronizes the time on different clocks and watches in a household or in a selected area

Unconventional Markets

•	Lab equipment in educational institutions

•	Wireless test equipments

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Integrated Applications

•	Innovative applications with a high accuracy GPS integrated

•	Video streaming in mobile telephones

Integration with a voice recognition system could improve penetration into the toy markets, automobile industry, etc.

     Our embedded software stack on a microprocessor and transceiver hardware works in pairs—each device interacting with the other operates as embedded chips. The overall platform facilitates both machine-to-machine and people-to-machine voice and data connections over short distances. Airbee’s typical range is 274 meters for voice and 73 meters for data (depending on the hosting transceiver hardware platform), and with the IEEE 802.15.3 implementation, a transmission speed 22 times faster than Bluetooth. Depending upon energy source and transceiver, we have the capability to transmit voice out to 1.6 kilometers. This compares very favorably to Bluetooth’s 9 meter range for both voice and data. All of our products have a variant compliant with the ZigBee/IEEE 802.15.3 or 802.15.4 WPAN standards and exceed the ZigBee standards. The statements contained in this paragraph are based upon public specification contained in IEEE 802.15.3 (See IEEEorg).

     We recently announced a series of additional software products which augment and extend the features of the core software embedded products. Each software product has been announced and literature distributed at trade shows and conferences in November and December of 2004. Each product is described as follows:

Airbee-ZNMS –ZigBee Network Management System

     Airbee-ZNMS™ network management software is a centralized service and network management system that delivers sophisticated, standards-based management and control of ZigBee mesh networks and proprietary mesh sensor networks. The system manages ZigBee networks, non-ZigBee networks and interconnecting ZigBee and Internet Protocols (IP) networks.

     Featuring what management believes is the industry’s first fully distributed, platform independent and multiservice manager, Airbee-ZNMS™ software provides a complete management solution, enabling clients to easily integrate and interoperate with ZigBee enabled devices.

     Airbee-ZNMS™ provides the foundation needed to meet our customers’ needs for rapid deployment of new services, while streamlining their ability to provide and monitor key network resources in deploying large networks with tens-of-thousands of nodes by doing the following:

•	Reduce operational expenses by simplifying and integrating device management processes;

•	Streamline management through a common interface and speed device provisioning with point-and-click operations to rapidly establish end-to-end device and network connectivity;

•	Ensure consistent, simplified logical provisioning of individual devices through a series of pull-down menus;

•	Provide performance quality and reliability by establishing a variety of traps for alarm indications and statistics logging for all objects in a WPAN network;

•	Provide secure access to a network with password protection on three levels and audit trails that record activities such as addition or modification of devices, Airbee-ZNS version updates, and Airbee-ZAgent, application code and sensor interfaces;

•	Present network statistics for real-time status information on devices, radio frequency (RF) performance, link-quality and data routing;

•	View key usage data on sensor interfaces for network planning and trend analysis

     Airbee-ZAgent – Airbee enabled devices and systems feature embedded mobility services agents (Airbee-ZAgents) that collect monitoring and asset information to enable the configuration, provisioning, monitoring and troubleshooting of ZigBee devices in a ZigBee network. Airbee-ZAgent is an open software standard that can also be embedded in any third-party ZigBee enabled device for seamless management from Airbee-ZNMS platform. In addition, Airbee-ZNMS interacts with simple network management protocol (SNMP) agents for control and

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visibility into IP LAN infrastructure connected to Airbee-ZNMS environment. Airbee-ZAgents run seamlessly in both offline and online mode, taking into account the inherent unpredictability of wireless network coverage. Airbee-ZAgent collects and stores all management data in a format defined as Airbee-ZMIB (ZigBee Management Information Base).

     Airbee-ZStack – This software enables ZigBee module providers, OEMs, integrators and microprocessors to integrate proven ZigBee protocol stack software with built-in Airbee-ZAgent software ready for out of the box management of their modules. Airbee-ZStack is a comprehensive protocol stack suite that is designed to be portable across microcontrollers, radios and realtime operating systems. Airbee-ZStack adapted image can be created for any microcontroller, ZigBee radio and realtime OS environment.

     Airbee-ZStudio –This software enables application developers to develop new applications and extend existing back-end applications to a large variety of mobile computing devices with faster time to market and lower cost than custom coding and point solutions. In addition to offloading complex mobile run-time middleware, organizations can take advantage of Airbee-ZStudio’s visual programming environment to empower developers to focus on transactional applications.

     Airbee-ZNMS can be set-up and integrated to automatically discover and map existing IP and wireless devices that support SNMP, Wireless Network Management Protocol (WNMP), extensible markup language (XML). Airbee-ZNMS displays this information, intermingled with other device information from the ZigBee network.

     With an integrated short-range wireless data management solution, these core management functions are available across all areas of the mobility enterprise. Fault detection and isolation is resolved through the wireless infrastructure into the ZigBee enabled device and down to the device application or register setting. Configuration parameters are managed by policy and monitored for unsolicited exception reporting. Network and device usage and performance data is collected into a centralized database, where it’s available for analytical processing.

Licensing and Joint Development Agreements

     We have negotiated agreements with the following clients or have received letters of intent to embed the Airbee developed software into their product lines.

•	Software license with WinEdge & Wireless Pte. Ltd. of Singapore, a microchip manufacturer

•	Joint development agreement with Link Plus Corp. of Columbia, Maryland, a radio frequency chip and assembly manufacturer

•	Joint development agreement with Innovative Wireless Technologies of Forest, Virginia, a wireless solutions provider to the federal government

•	Joint Development agreement with SupaRule Pte. Ltd. of Limerick, Ireland, a test instrumentation manufacturer

•	Letter of Intent to integrate the Airbee software into the Sharp Electronics personal digital assistant (PDA)

     There are no covenants or arrangements in the licensing or joint development agreements that should materially affect capital expenditures. As to the agreement with WinEdge & Wireless Pte., this is a license agreement. In each of the remaining agreements, we provide the software which, as of this date, has been substantially completed with the other party to the agreement providing the hardware at such parties’ cost. There are no material financial obligations on our part with respect to these licensing and joint development agreements.

Business Strategy Evolution

     Technological feasibility for the Airbee UltraLiteTM was established on November 20, 2002, with completion of the detailed product design (V1.0). Working models for the Airbee UltraLiteTM proprietary 900 MHz and the UltraLite 2.4GHz were delivered on March 7, 2003 and April 3, 2003 respectively. Our ZigBee standard software built on the IEEE 802.15.4 WPAN standard was released at the end of October 2004, and will be followed by WLAN IEEE 802.15.3 standard in late 2005.

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     Our software is designed with the purpose of facilitating connectivity: people-to-people, things-to-things and people-to-things. We do not manufacture products in which our connectivity software is embedded. Instead, we license our connectivity software to third parties, such as microprocessor manufacturers and various OEM manufacturers. We will rely upon the quality assurance programs and internal monitoring of quality control of our customers. Since the software will be embedded at the customer location and the application software is written by the customer to its customer requirements, the proper application of our software will, for the most part, be under the control of our customers.

Research and Development

     Our research and development is conducted in Chennai, India. Since inception our research and development expenses have been $136,413 (in accordance with generally accepted accounting principles). Although not charged to research and development, we have incurred expenses for salaries and general overhead in excess of $1,300,000 during our development stage. We have extended our operations and added staff in the last six months to expedite the development process and accelerate the availability of our software to the market.

Intellectual Property

     Our success and ability to compete is dependent in large part upon our unique technology As of this date we have filed one patent and there are no other patents pending at this time. Plans exist for several more patents dealing with the various protocols and features of the software system. We believe that our success is more dependent upon our technical expertise than our proprietary rights. We rely upon a combination of patent, copyright, trademark and trade secret laws and contractual restrictions to protect our proprietary technology. As a result of the likelihood of competition from other companies, protecting the Company’s intellectual property is essential. It may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization or develop similar technology independently. The first patent filed by the Company is entitled “System and Method for Data Transmission” (application number 60/502,346).

Competition

     While we have not generated any license sales to date, we believe that we currently have one direct competitor which is also active in licensing its intellectual property. The company, which is privately held, has developed a device which it calls a “mote.” This device is supposedly capable of simple evaluation of conditions and events, and wireless communication to relay information and raise alerts. To the best of our present knowledge, there are no dominant competitors within our target market for licensing ZigBee-compliant applications for wireless voice, data and video communications. As the market is in the early stages of development, we expect the competitive field to broaden markedly. We do not believe that ZigBee and Bluetooth technologies are convergent because their respective technological specifications are divergent, as described below.

     Our ZigBee-Ready software is different from our competitors using Bluetooth standard products. Bluetooth standard product applications need to be built on the originally conceived Bluetooth standard microprocessor, which is expensive, bulky, and generally less reliable. Alternatively, Airbee software is highly customizable, consistently reliable, has a very compact software code size and is platform agnostic—meaning it can be ported to run on most microprocessors and operating systems. Moreover, users of products with Airbee software embedded inside can also, we believe, achieve benefits in other areas. For instance, by eliminating the need for wires when installing backup alarm systems in cars, the auto manufacturer saves on the cost of components and labor, while reducing assembly times, and providing the public with a safer car at affordable prices. The same is true for a homebuilder when installing centrally monitored smoke alarms, home security systems, or other monitoring devices. Product applications include personal digital appliances (PDA), home networking, automotive networks, interactive toys, agriculture and healthcare.

Governmental Approvals

     We do not believe that there is a need for any specific governmental approval for any of our software products. Our radio frequency integrated circuit software product will be sold to OEM customers who will embed

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the software into their own products. They may be required to adhere to certain Federal Communications Commission section requirements because their devices/products contain a radio transmitter. We believe that the OEM customers will obtain any required licensing as applicable in any particular country.

Employees

     As of December 31, 2004, we employed 21 full-time employees and one part-time employee. From time to time, we utilize various contractors. We have no collective bargaining agreements with our employees.

Item 2. Management’s Discussion and Analysis or Plan of Operation

     This “Management’s Discussions and Analysis or Plan of Operation” section should be read in conjunction with the other sections of this Form 10-SB, including “Business” and “Financial Statements.” This section contains a number of forward looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described through this filing.

Overview

     We were formed in 2002 to develop the Airbee software line which in concept was intended to develop wireless connectivity software products for short-range voice, data and video communications. We have designed several networking topology software models around a proprietary protocol, including peer-to-peer, star, mesh and mobile mesh topologies. These protocols were updated to meet the IEEE 802.15.4 standard, which was approved in October 2003, and has been further updated to comply with the recently released ZigBee standard version 1.0. To date, three of four core products have been completed at the proprietary protocol level. Our ZigBee compliant software is expected to be completed in the first quarter of 2005. Further, we plan to develop ultra wide band (UWB) software which will facilitate streaming video, voice and data capability later in 2005.

     In March 2004, we joined the ZigBee Alliance which is an association of over 100 international companies working together to enable reliable, cost-effective, low-power, wireless networks, monitoring and control products based on an open global standard. Since this standard has now been released, we expect that there will be a significant demand for Airbee’s ZigBee compliant products.

Plan of Operations

     Our plan of operations is to complete the development of our software and market it to various users pursuant to joint venture and license agreements. We plan on marketing our software through our own marketing personnel, as well as at trade shows and conventions.

     We have expanded our development center in Chennai, India by hiring twelve additional software engineers. Another ten software engineers are expected to join our development center during the during the next fiscal quarter. An additional 20 to 30 software engineers are expected to join us during the subsequent 12 months. And we anticipate recruiting three more marketing and sales personnel to complement the two people now on board. These sales and marketing personnel will be located in the U.S. and will either work from their homes or out of our headquarters office in Maryland. While these additions are subject in part to the availability of financing or revenues from software sales, because the engineers are located in India, the cost of their compensation is far less than if they were in the United States. We do not have any plans, proposal or arrangement to any material acquisitions during the next twelve months.

     From inception until now, our focus has been on software development to coincide with the recently released ZigBee global standard for short-range wireless network communications. Various software will be submitted for certification early in the first quarter of 2005. Once software certification has been completed, we anticipate the receipt of purchase orders with front-end licensing fees and recurring royalties based upon unit volumes.

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     It is not certain how the current and future development of Ultra Wide Band products will affect our plan of operation. The effect, if any, will depend upon the establishment of international standards.

Results of Operations

     Airbee commenced operations on August 9, 2002 and continues to be a development stage company. The fiscal year ended December 31, 2002 included less than five months of operations with the primary emphasis being completion of the technical specifications for our portfolio of software products and recruitment of programmers with a view to commencing the writing of software code in November 2002. Therefore, there can be no direct or meaningful comparison between the five months of Fiscal 2002 with the twelve months of Fiscal 2003.

     For the less than five months of operations during Fiscal 2002, the Company generated $5,027 of revenue from software project services to third parties relating to the Connexus acquisition with an operating loss for the year of $173,633. Following the acquisition of Connexus Technologies Pte. Ltd. (subsequently renamed Airbee Wireless Pte. Ltd.), management wrote down acquired assets by the amount of $127,974. Net loss before taxes was $303,298, or $0.01 per weighted average number of common shares outstanding.

     For Fiscal 2003, the Company generated consolidated revenues of $5,081 from software project services provided to third parties. An operating loss of $1,039,174 was sustained for fiscal 2003 resulting from increase in operating expense. All consulting for third parties (related solely to clients of Connexus subsequently acquired by us) was halted in order to focus the Company’s resources on developing its own portfolio of software for wireless networks.

     For nine months ended September 30, 2004, the Company recorded an operating loss of $653,079 as compared to an operating loss of $245,730 for the same period in 2003 on virtually nil revenues (September 30, 2003: $5,087). Cumulative operating losses since inception totaled $1,865,916. The operating loss is attributable to software product development for software released during the fourth quarter of Fiscal 2004 coincident with the release of the ZigBee standard (12/14/04). The cumulative net loss applicable to common shares totaled $2,212,400. Consolidated assets rose to $265,993 while consolidated liabilities stood at $1,296,745. Shareholders’ deficit rose to $1,030,752.

     With the ZigBee Alliance releasing version 1.0 of its international standard for wireless voice and data communications on December 14, 2004, management expects to begin booking revenues in the first quarter of Fiscal 2005 following the testing and certification of Airbee’s software for embedding on microprocessors.

Liquidity and Capital Resources

     Since inception we have principally funded our operations from shareholder loans and contributions of $1,429,000. In addition, during 2004 funding of approximately $569,000 was received in connection with a private placement pursuant to Rule 504. As of this date we are seeking to raise approximately $5,000,000 of debt or equity financing, principally for sales and marketing. It is anticipated that of the $5,000,000, approximately $1,000,000 will be used for ongoing product enhancement and to obtain certification of the ZigBee-Ready communications software. To the extent that we are unable to raise all or a portion of the funding, we will first reduce the sales and marketing budget and place initial priority on software certification and ongoing enhancement. It is not anticipated that any lack of funding will impact upon the license and development agreements discussed above in the section entitled “Licensing and Joint Development Agreements” since the software development has been substantially completed. It is not anticipated that there will be any further associated expenditures.

     With regard to our current liabilities, more than $1,020,000 is payable to related note holders and employees who have deferred repayment as well as interest. Trade payables of approximately $170,000 are outstanding at this time and will be paid as cash flow allows. There are no known trends that are likely to have a material impact on liquidity.

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Item 3. Property

     Our principal executive offices are located in approximately 624 square feet of office space at 9400 Key West Avenue, Rockville, MD 20850. The term of the lease is month-to-month at $2,120 per month.

     We lease approximately 3,000 square feet of office space at 92 Dr. Natesan Road, 2nd Floor, Mylapore, Chennai 600004, Tamil Nadu, India. The lease commenced on May 1, 2004 and is for a term of 36 months at $1,571 per month for the first 24 months and $1,650 for the subsequent 12 months.

     We have no plans to renovate any of our current facilities and believe that our current facilities are sufficient to maintain our current and anticipated operations.

Item 4. Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth information regarding the beneficial ownership of our common stock as of December 31, 2004 for: (a) each person known by us to own beneficially more than 5% of our of common stock; (b) each of our directors; (c) each of our executive officers; and (d) all directors and executive officers as a group.

     The percentage of beneficial ownership for the following table is based on 60,714,943 shares of common stock outstanding, plus vested options held by management on the date of this registration statement.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this registration statement are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

     Unless otherwise indicated below, to our knowledge, all persons and entities listed below have sole voting and investment power over their shares of common stock, except to the extent that individuals share authority with spouses under applicable law. Unless otherwise indicated below, the address for the persons and entities listed below is 9400 Key West Avenue, Rockville, MD 20850.

	Shares
	Beneficially		Percent
Name and Address	Owned		of Class
Sundaresan Raja	31,625,000	(1)	52.09%
E. Eugene Sharer	9,359,350	(2)	15.42%
Ramanujam Satagopan	5,093,885	(3)	8.39%
Richard P. Sommerfeld, Jr.	3,714,756	(4)	6.12%
Srinivasan Krishnamurthy	1,500,000	(5)	2.47%
Mal Gurian	150,000	(6)	.25%
All Directors and Officers as a Group (5 Persons)	51,442,991		84.74%

*	Less than 1%.

(1)	Includes 7,500,000 shares of common stock underlying options exercisable at $0.00004 per share and 2,500,000 shares exercisable at $0.22 per share.

(2)	Includes 3,502,135 shares of common stock underlying options exercisable at $0.00004 per share and 2,000,000 shares exercisable at $0.22 per share.

(3)	Includes 62,500 shares of common stock underlying options exercisable at $0.00004 per share and 750,000 shares exercisable at $0.22 per share.

(4)	Includes 996,951 shares of common stock underlying options exercisable at $0.04 per share and 750,000 shares exercisable at $0.22 per share.

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(5)	Includes 750,000 shares of common stock underlying options exercisable at $0.38 per share and 750,000 shares exercisable at $0.22 per share.

(6)	Includes 150,000 shares underlying options exercisable at $0.22 per share.

Item 5. Directors, Executive Officers, Promoters and Control Persons

     Our directors hold office until the next annual meeting of our shareholders and until their successors have been elected and qualified. Our officers are appointed by our directors.

     Our directors and executive officers and their ages as of this registration statement are as follows:

Name	Age	Position

Sundaresan Raja	42	President and Chief Executive Officer, Director
E. Eugene Sharer	71	Chief Operating Officer, Secretary, Director
Ramanujam Satagopan	40	Vice President & Chief Technology Officer
Richard P. Sommerfeld, Jr.	51	Chief Financial Officer
Srinivasan Krishnamurthy	46	Vice President, Business Development
Mal Gurian	78	Director

     The following is a brief description of the background of our directors and executive officers.

     Sundaresan Raja. Mr. Raja has served as our Director, President and Chief Executive Officer since our founding in 2002. From 1992 through 2000, Mr. Raja founded and served as CEO of Intelligent Systems, Inc. and Intelligent Systems (India) Pvt. Ltd., companies principally involved in customizing software. Intelligent Systems, Inc. filed for Chapter 11 bankruptcy protection in 1998, which was subsequently moved to Chapter 7. Operations of Intelligent Systems, Inc. ceased in March 2000. Mr. Raja had decided that the wireless industry was going to be a highly visible technology and spent from 2000 through early 2002 studying and researching the wireless technology marketplace. Mr. Raja has over 22 years experience in information technology related businesses and as an independent consultant to both private and government organizations. In this capacity, he provided technical resources as consultants to other technology companies and developed several commercial software products for the mailing and shipping industry. He has provided consulting services to several fortune 500 companies. He holds an MS (Management Information Systems) from The American University, an MBA from Johns Hopkins University and an MS (Mathematics) from the Madras University in India.

     E. Eugene Sharer. Mr. Sharer has served as our Chief Operating Officer and a Director since our founding in 2002. Prior to joining our company, Mr. Sharer worked for more than 17 years as President and/or Chief Operating Officer of information technology companies, most recently as President and Vice Chairman of Complete Wellness Centers, Inc., a public health care company, from March 1996 to February 1999. From February 1999 through August 2002 he formed Sharer Associates, Inc., a management consulting company. Since 1999 Mr. Sharer has served as a director of Digital Dominion, a financial services technology company. From 1991 to 1995, he was president of ROW Sciences, a government contracting firm specializing in supporting the FDA and the Department of Health and Human Services. He was President of Calculon Corporation from 1985 to 1989 and Director of the ORI Group. Prior to that, he was executive Vice President and Director of Iverson Technologies, a specialized computer manufacturer from 1989 to 1991. He was Vice President of Systems Group, Computer Sciences Corporation from 1981 to 1985 and served with IBM in various management positions. He has also served on the Executive Committee of the Technology Council of Maryland and served two terms on the Industrial and Professional Advisory Committee of Penn State’s Department of Computer Science and Engineering. He graduated from Penn State with a BS (Electrical Engineering) and did graduate work at Syracuse University.

     Ramanujam Satagopan. Mr. Satagopan has served as our Chief Technology Officer since September 2002. From October 2000 through September 2002, he served as Chief Executive Officer of Connexus Technologies (Singapore) Ptd. Ltd. and from October 2000 through September 2002 he also served as Managing Director of Connexus Technologies (India) Pvt. Ltd. The Connexus Technologies entities were acquired by our company in August of 2002. Prior to joining our company, Mr. Satagopan worked for over 14 years with companies selling telecom software products, most recently serving as a Technology Director of Motorola Electronics-

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Singapore, from January 1992 to September 2000. Mr. Satagopan has led product teams to roll-out wireless products for Motorola worldwide, including its popular Scriptor series of pager products and the latest low-cost “Talk-about” GSM cellular radios. Mr. Satagopan played a key role in evolving the ISCLAP (Indian Standard Code for Language Paging) paging protocol standard for the Indian market and in rolling out language pagers in India. Among his 8 published patents, one is for synchronous dynamic code generation for secure remote access to a computer system and another is for a method to achieve horizontal and vertical zoom on a display device by selective segment duplication. Mr. Satagopan holds a BS (Electrical Engineering) from India and an MA (Management of Technology) from the Graduate School of Business, National University of Singapore.

     Richard P. Sommerfeld, Jr. Mr. Sommerfeld has served as Chief Financial Officer since September 2003. Prior to joining our company, Mr. Sommerfeld served as Chief Executive Officer of Digital Dominion, Inc., a financial services company from 2000 to 2003. He also served as Chief Operating Officer of Data Mining Technologies, Inc., a Data Mining software company, from 1999 to 2000. From 1996 to 1998, Mr. Sommerfeld served as Chief Executive Officer of Dransfield Food & Beverage Holdings, Ltd., an international consumer goods company based in Hong Kong. Mr. Sommerfeld holds a Masters of Public and International Affairs from the University of Pittsburgh and a BA (International Studies) from Virginia Tech.

     Srinivasan Krishnamurthy. Mr. Krishnamurthy joined our company as Vice President of Business Development in July 2004. Since January 2003, he has also served as partner of GTT Inc., a management consulting firm. He currently serves on the board of directors of GTT Inc. From June 1998 through 2003 he served as Chief Marketing Officer of Optim Systems, a software company. He has one patent to his credit for an apparatus to communicate between non-IP devices and has written several marketing and technology papers for industry publications. Mr. Krishnamurthy holds a MS (Computer and Information Science) from the New Jersey Institute of Technology and a BS (Physics) and a MS (Electrical Engineering) from Osmania University, Hyderabad, India.

     Mal Gurian. Mr. Gurian has served as a Director of the Company since January 1, 2005. Since 2002, he has served as President of Mal Gurian Associates, LLC. He has previously served as President of Cellcom Cellular Corporation of New Jersey from 1989 to 1991. From 1991 through 1993 he served as Chief Executive Officer and Director of Universal Cellular Corporation. From 1994 through 1997 he served as Chairman of the Board and Chief Executive Officer of GlobalLink Communications, Inc. From 1995 through 2002 he served as Chairman, Chief Executive Officer and President of Authentix Network, Inc and SimplySay, Inc. Mr. Gurian has served as a corporate and strategic advisor to major corporations like OKI, Sony, TRW, and the Communications Division of Murata. He is President Emeritus of the Radio Club of America and the recipient of the club’s Sarnoff Citation, the Special Service Award and the Fred Link Mobile Award. He is also the recipient of the National Association of Business and Educational Radio’s (now PCIA) highest honor, the Chairman’s Award. Mr. Gurian was previously on the Boards of Northeast Digital Network and RangeStar International. He is a 1995 recipient of the Popov Scientific Society Medal from the St. Petersburg Electrotechnical University in St. Petersburg, Russia. Mr. Gurian is listed in Marquis Who’s Who in America and Who’s Who in the World and in May 2003, was inducted into the RCR Wireless Hall of Fame.

Audit Committee

     The Company does not presently have an audit committee or an audit committee financial expert on its Board of Directors. The Company has not generated revenue from its operations nor had the financial ability to attract the requisite Board expertise.

Code of Ethics

     The Company has a Code of Business Conduct and Ethics. The Code of Ethics is as follows:

     Success without personal and professional integrity is essentially meaningless. At Airbee, we subscribe to standards of ethical behavior that exceed legal minimums and we shall never ask any member of the Airbee team to compromise those standards. We owe this to our shareholders, business partners and colleagues.

•	Integrity – We do the right thing without compromise and in the highest ethical manner.

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•	Honesty – We are open, transparent, truthful and avoid any conflict of interest.

•	Trust – Our word is good and we adhere to our commitments.

•	Commitment – We strive to deliver superior product performance and achieve personal excellence and self-improvement.

•	Global Citizenship – As an international company, we comply with the applicable laws and regulations that govern our activities wherever we do business.

•	Accountability – We accept the consequences of our actions, admit to our mistakes and quickly rectify them.

•	Responsible Leadership – We manage our business responsibly in order to earn and maintain the confidence, respect and trust of our shareholders, business partners and colleagues.

Item 6. Executive Compensation

Summary Compensation Table.

     The following table sets forth the annual and long-term compensation for services in all capacities for the fiscal years ended December 31, 2003 and 2002, paid to our most highly compensated executive officers.

Summary Compensation Table

				Long Term Compensation
				Awards
				Restricted	Securities
	Annual Compensation			Stock	Underlying	All Other
Name and Principal Position	Year	Salary	Bonus	Award(s)	Options(#)	Compensation
Sundaresan Raja (1)	2003	$150,000	$50,000	—	—	—
Chief Executive Officer and President	2002	$150,000	$18,750	—	10,000,000	—

E. Eugene Sharer (2)	2003	$120,000	$50,000	—	—	—
Chief Financial Officer	2002	$120,000	$18,750	—	8,000,000	—

Ramanujam Satagopan (3)	2003	$80,000	$30,000	—		—
Chief Technology Officer	2002	$80,000	$8,750	—	375,000	—

Richard P. Sommerfeld, Jr. (4)	2003	$100,000	$8,333	—	3,000,000	—
Chief Financial Officer	2002	—	—	—	—	—

(1)	Sundaresan Raja joined us in August 2002 as President and Chief Executive Officer. Mr. Raja is paid a base salary of $150,000 and is eligible to receive an annual bonus with a formula based on the operating results of the Company. He was issued a stock option for 10,000,000 shares exercisable at $0.00004 per share.

(2)	E. Eugene Sharer joined us in August 2002 as Chief Operating Officer. Mr. Sharer is paid a base salary of $120,000 per year and is eligible to receive an annual bonus with a formula based on the operating results of the Company. He was issued a stock option for 8,000,000 shares exercisable at $0.00004 per share.

(3)	Ramanujam Satagopan joined us in September 2002 as our Chief Technology Officer. Mr. Satagopan is paid a base salary of S$136,000 (approx. US $80,000) and is eligible to receive an annual bonus with a formula

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based on the operating results of the Company. He was issued a stock option for 375,000 shares exercisable at $0.00004 per share.

(4)	Richard P. Sommerfeld, Jr. joined us in September 2003 as Chief Financial Officer. Mr. Sommerfeld is paid a base salary of $100,000 and is eligible to receive an annual bonus with a formula based on the operating results of the Company. He was issued a stock option for 3,000,000 shares exercisable at $0.04 per share.

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Stock Option Issuances During Fiscal Year 2003

     The table below provides a summary of individual grants of stock options made during the last fiscal year ended December 31, 2003 to each of the named officers included in the Summary Compensation Table above.

	Number of Shares	Percentage of Total
	of Common Stock	Options Granted to
	Underlying	Officers and	Exercise	Expiration
Name	Options	Employees	Price	Date
Sundaresan Raja	None	—	—	—
Ramanujam Satagopan	None	—	—	—
E. Eugene Sharer	None	—	—	—
Richard P. Sommerfield, Jr.	3,000,000	100%	$0.04	9/1/08

Aggregated Option Exercises In Last Fiscal Year And Fiscal
Year-End Option Values

     The following table sets forth certain information concerning the number and value of securities underlying exercisable and unexercisable stock options as of the fiscal year ended December 31, 2003 by our executive officers listed in the Summary Compensation Table above.

			Number of Securities
	Number of		Underlying Unexercised			Value of Unexercised
	Shares	[es2]	Options at			In-the-Money Options at
	Acquired on	Value	December 31, 2003(1)			December 31, 2003(1)
Name	Exercise	Realized	Exercisable/Unexercisable			Exercisable/Unexercisable
Sundaresan Raja	0	$0	5,000,000	/	5,000,000	$5,000,000	/	$5,000,000

Ramanujam Satagopan	124,980	$124,980	0	/	250,010	$0	/	$250,010

E. Eugene Sharer	2,497,665	$2,497,665	1,502,135	/	4,000,000	$1,502,135	/	$4,000,000

Richard P. Sommerfeld, Jr.	1,842,805	$1,842,805	996,951	/	0	$996,951	/	0

(1)	The value of unexercised in-the-money options at fiscal year end is calculated using the last sale price of $1.00 per share as of December 31, 2003, the last trading day of fiscal year 2003 as reported on the Pink Sheets.

Compensation of Directors

     We have no standard arrangement pursuant to which our directors are compensated for services provided as a Director. Our inside directors are currently not compensated for their service on our board of directors. Mr. Gurian, recently appointed as an independent director, will receive $2,000 per meeting. He has also been granted an option to purchase 150,000 shares of common stock at $0.22 per share. Commencing January 1, 2005, the options vest over 12 months in four equal tranches.

Employment Agreements

     We have entered into employment agreements with certain of our key executives as follows:

     Sundaresan Raja has served as our Director, President and Chief Executive Officer since our inception. Mr. Raja is paid a base salary of $150,000 per year and is eligible to receive an annual bonus with a formula based on our operating results. Mr. Raja is guaranteed a minimum bonus of $50,000 per annum and up to a maximum of 150% of his current base salary as further described below. The agreement expires on September 1, 2005. In addition to his salary, Mr. Raja is entitled to participate, to the extent he is eligible under the terms and conditions thereof, in any profit sharing, pension, retirement, hospitalization, insurance, disability, medical service or other employee benefit plan available to the executive officers of our company. Mr. Raja is also entitled to four weeks of

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paid vacation in respect of each twelve month period during the term of his employment agreement. Mr. Raja was issued 10,000,000 options with a $0.00004 strike price with a “cashless” exercise provision, which are exercisable for a 5 year term, vesting as follows:

2.5 million vest immediately at effective date of employment agreement;
2.5 million vest after 1 year of service;
2.5 million vest after 2 years of service;
remaining 2.5 million vest after 3 years of service.

On November 18, 2004, he was granted a second 10,000,000 share option with like terms at a strike price of $0.22 per share which was in excess of 115% of the closing bid price on that date and vests as follows:

2.5 million shares vest immediately on the date of grant November 18, 2004;
2.5 million shares vest one year thereafter;
2.5 million shares vest two years thereafter;
remaining 2.5 million shares vest three years thereafter.

     In the event that Mr. Raja is terminated without cause, all stock options above then earned shall immediately be vested at the time of termination. Additionally, in the event of a Change of Control of the Company, consisting of an entity, group, corporation, or individual acquiring over 50% of the voting shares of the company, or a Change of Control as defined by the Securities and Exchange Commission, it is understood that all earned and as of then unvested options shall immediately be vested.

     During the period of Mr. Raja’s employment he shall not, directly or indirectly, accept employment or compensation from, or perform services of any nature for, any business enterprise other than the Airbee. He agrees that during the period of his employment and for two years (unless he is terminated without cause in which case this covenant will not apply) thereafter, he will not (a) directly or indirectly own, manage, operate, join, control, participate in, invest in, or otherwise be connected with, in any manner, whether as an officer, director, employee, partner, investor or otherwise, any business entity that is engaged in the technology industry or in any other business in which the Airbee is engaged as of termination, (1) in all locations in which the Airbee is doing business, and (2) in all locations in respect of which the Airbee is actively planning for and/or pursuing a business opportunity; (b) for himself or on behalf of any other person, partnership, Airbee or entity, call on any customer of the Airbee for the purpose of soliciting, diverting or taking away any customer from the Airbee (1) in all locations in which the Airbee is doing business, and (2) in all locations in respect of which the Airbee is actively planning for and/or pursuing a business opportunity, or (c) induce, influence or seek to induce or influence any person engaged as an employee, representative, agent, independent contractor or otherwise by the Airbee, to terminate his or her relationship with the Airbee. Nothing contained in his agreement shall be deemed to prohibit Mr. Raja from (x) investing his funds in securities of an issuer if the securities of such issuer are listed for trading on a national securities exchange or are traded in the over-the-counter market and his holdings therein represent less than 2% of the total number of shares or principal amount of the securities of such issuer outstanding, or (y) owning securities, regardless of amount, of the Airbee.

     E. Eugene Sharer joined us on August 16, 2002 as Chief Operating Officer and a member of our Board of Directors. Mr. Sharer is paid a base salary of $120,000 per year and is eligible to receive an annual bonus with a formula based on our operating results. Mr. Sharer is guaranteed a minimum bonus of $50,000 per annum and up to a maximum of 150% of his current base salary, as further described below. The agreement expires on September 1, 2005. In addition to his salary, Mr. Sharer is entitled to participate, to the extent he is eligible under the terms and conditions thereof, in any profit sharing, pension, retirement, hospitalization, insurance, disability, medical service or other employee benefit plan available to the executive officers of our company. Mr. Sharer is also entitled to four weeks of paid vacation in respect of each twelve month period during the term of his employment agreement. Mr. Sharer was issued 8,000,000 stock options with a $0.00004 strike price with a “cashless” exercise provision, which are exercisable for a 5 year term, vesting as follows:

2.0 million vest immediately at effective date of employment agreement;
2.0 million vest after 1 year of service;
2.0 million vest after 2 years of service;
remaining 2.0 million vest after 3 years of service.

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On November 18, 2004, he was granted a second 8,000,000 share option with like terms at a strike price of $0.22 per share which was in excess of 110% of the closing bid price on that date and which vests as follows:

2.0 million shares vest immediately on the date of grant November 18, 2004;
2.0 million shares vest one year thereafter;
2.0 million shares vest two years thereafter;
remaining 2.0 million shares vest three years thereafter.

     In the event that Mr. Sharer is terminated without cause, all stock options above then earned shall immediately be vested at the time of termination. Additionally, in the event of a Change of Control of the Company, consisting of an entity, group, corporation, or individual acquiring over 50% of the voting shares of the company, or a Change of Control as defined by the Securities and Exchange Commission, it is understood that all earned and as of then unvested options shall immediately be vested.

     Ramanujam Satagopan joined us on September 15, 2002 as our Chief Technology Officer. Mr. Satagopan is paid a base salary of S$136,000 (approx. US $80,000) and is eligible to receive an annual bonus with a formula based on our operating results. Mr. Satagopan is guaranteed a minimum bonus of S$51,000 (approx. US $30,000) per annum and up to a maximum of 150% of his current base salary, as further described below. The agreement expires on October 1, 2007. In addition to his salary, Mr. Satagopan is entitled to participate, to the extent he is eligible under the terms and conditions thereof, in any profit sharing, pension, retirement, hospitalization, insurance, disability, medical service or other employee benefit plan available to the executive officers of our company. Mr. Satagopan is also entitled to four weeks of paid vacation in respect of each twelve month period during the term of his employment agreement. Mr. Satagopan was issued 375,000 stock options with a $0.00004 strike price with a “cashless” exercise provision, which are exercisable for a 5 year term , vesting as follows:

62,500 vest immediately at effective date of employment agreement;
62,500 vest after 1 year of service;
62,500 vest after 2 years of service;
62,500 vest after 3 years of service;
62,500 vest after 4 years of service;
remaining 62,500 vest after 5 years of service.

     On November 18, 2004, he was granted a 3,000,000 share option with like terms at a strike price of $0.22 per share and which vests as follows:

750,000 shares vest immediately on the date of grant November 18, 2004;
750,000 shares vest one year thereafter;
750,000 shares vest two years thereafter;
remaining 750,000 shares vest three years thereafter.

     In the event that Mr. Satagopan is terminated without cause, all stock options above then earned shall immediately be vested at the time of termination. Additionally, in the event of a Change of Control of the Company, consisting of an entity, group, corporation, or individual acquiring over 50% of the voting shares of the company, or a Change of Control as defined by the Securities and Exchange Commission, it is understood that all earned and as of then unvested options shall immediately be vested.

     Richard P. Sommerfeld, Jr. joined us on September 1, 2003 as Chief Financial Officer. He serves our company on a full time basis. Mr. Sommerfeld is paid a base salary of $100,000 and is eligible to receive an annual bonus with a formula based on our operating results. Mr. Sommerfeld is guaranteed a minimum bonus of $25,000 per annum and up to a maximum of 150% of his current base salary, as further described below. The agreement expires on August 31, 2006. In addition to his salary, Mr. Sommerfeld is entitled to participate, to the extent he is eligible under the terms and conditions thereof, in any profit sharing, pension, retirement, hospitalization, insurance, disability, medical service or other employee benefit plan available to the executive officers of our company. Mr. Sommerfeld is also entitled to four weeks of paid vacation in respect of each twelve month period during the term of his employment agreement. Mr. Sommerfeld was issued 3,000,000 stock options with a $0.04 strike price with a

18

“cashless” exercise provision, which are exercisable for a 5 year term all of which are currently vested by action of the board of directors.

On November 18, 2004, he was granted a 3,000,000 share option with like terms at a strike price of $0.22 per share and which vests as follows:

750,000 shares vest immediately on the date of grant November 18, 2004;
750,000 shares vest one year thereafter;
750,000 shares vest two years thereafter;
remaining 750,000 shares vest three years thereafter.

     In the event that Mr. Sommerfeld is terminated without cause, all stock options above then earned shall immediately be vested at the time of termination. Additionally, in the event of a Change of Control of the Company, consisting of an entity, group, corporation, or individual acquiring over 50% of the voting shares of the company, or a Change of Control as defined by the Securities and Exchange Commission, it is understood that all earned and as of then unvested options shall immediately be vested.

Officer Bonuses

     As discussed above, under each employment agreement each officer shall also receive a performance bonus up to a maximum of 150% of the then current base salary and evaluated on the following three categories and weighted as indicated:

1. EBITDA (40%):	Targets as provided in annual financial projections.

2. Revenue (30%):	Targets as provided in annual financial projections.

3. Job Performance Objectives:	Targeted 8 per year.

     If he achieves over 100% of target, he then receives a proportional amount to a limit of 150% of then current base salary. If he achieves 100% of target, he then receives 100% of category bonus. If he achieves 75% of target, he then receives 60% of category bonus. If he achieves 50% of target, he then receives 30% of category bonus.

     There is currently no effective performance bonus schedule. Financial and performance projections will be made if and when our company receives revenues from Airbee products. Bonus amounts and allocations will be subject to the approval by the Board.

     In addition, our employment agreements with our officers initially provided for each officer to receive additional compensation for successfully closing financing for our company. Such compensation was terminated on September 10, 2004 by the consent of our officers and board of directors.

Item 7. Certain Relationships and Related Transactions

     The Company has received loans from several of its officers. The Company has entered into convertible promissory notes with some of its officers as described below. These amounts accrue interest at 6% annually. As of September 30, 2004, the Company has $744,372 outstanding under these notes, including $64,399 in accrued interest on these amounts outstanding. The notes have been extended to March 31, 2005. They may be converted into shares of our common stock at the option of our Company and with the consent of the noteholder, the value of which will be the five-day trading average closing bid price of our common stock prior to date of conversion. Amounts due to officers are as follows:

Sundaresan Raja	$335,869

E. Eugene Sharer	$282,670

Richard P. Sommerfeld, Jr.	$67,083

Ramanujam Satagopan	$58,750

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Item 8. Description of Securities

Common Stock

     We are authorized to issue 200,000,000 shares of common stock, par value $0.0004 per share, of which 41,760,821 shares were issued and outstanding as of the date of this registration statement. The currently issued and outstanding shares of common stock are fully paid and non-assessable. Holders of the shares of common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of shareholders. The shares of common stock do not have cumulative voting rights or preemptive rights and there are no redemption or conversion privileges. Holders of common stock are entitled to receive ratably such dividends as we may declare and to participate ratably in the distribution of any assets legally available for distribution with respect to the common stock. We do not expect to pay dividends for the foreseeable future.

Preferred Stock

     Our Certificate of Incorporation does not provide for the issuance of preferred stock.

Stock Options

     On August 16, 2002, we adopted the Airbee Wireless, Inc. 2002 Stock Option Plan. We have designated 75,000,000 shares of common stock for our employee stock option plan. To date, 51,375,000 options have been issued under this plan, of which 4,625,904 options have been exercised as of the date of this registration statement. As of the date of this registration statement, 46,749,096 options are outstanding under the plan. The plan provides for the grant of options to key employees, including officers, and to non-employee directors and consultants. The purpose of this plan is to attract and retain persons eligible to participate in the plan, motivate participants to achieve our long-term goals by further aligning the interests of participants with those of our stockholders through compensation that is directly linked to the profitability of our business and increases in stockholder value. These options are intended to qualify either as incentive stock options within the meaning of Section 422 of the Internal Revenue Code, or as non-statutory stock options, which are options that are not intended to meet the requirements of that section of the Internal Revenue Code.

     The plan is administered by the compensation committee currently consisting solely of Mal Gurian, the sole independent member of our board members. Under the plan, our compensation committee has the authority to determine: the persons to whom options will be granted, the number of shares to be covered by each option, exercise price of each option, whether the options granted are intended to be incentive stock options, the manner of exercise, and the time, manner and form of payment upon exercise of an option. The plan permits the issuance of options with “cashless” exercise provisions.

     Incentive stock options granted under the plan may not be granted at a price less than the fair market value of our common stock on the date of grant (or less than 110% of the fair market value in the case of employees holding 10% or more of our voting stock). Non-statutory options may be granted at an exercise price established by our board of directors, but cannot be less than par value per share of our common stock. Incentive stock options granted under the plan must expire not more than ten years from the date of grant, and not more than five years from the date of grant in the case of incentive options granted to an employee who holds 10% or more of our voting stock.

     The plan terminates on August 16, 2012.

     In addition, options and warrants granted to two individuals outside of our plan remained outstanding as of December 31, 2003 (“Non-Plan Grants”). Of these Non-Plan Grants, 700,000 warrants were held by a former member of our board of directors, and 20,000 warrants were held by an outside investor. Such Non-Plan Grants were made pursuant to the terms of option or warrant agreements, as applicable, with each such grant authorized by the board. The Non-Plan Grants have not been approved by our stockholders.

     On May 1, 2003, we adopted the Airbee Wireless, Inc. 2003 Outside Directors Stock Option Plan. We have designated 12,500,000 shares of common stock for the plan. As of December 31, 2003, no options were

20

granted under this plan. On January 1, 2005, a new outside director is seated on the board and has been granted 150,000 incentive options under the plan. The plan has essentially the same parameters as the employee stock option plan and terminates on May 31, 2013.

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PART II

Item 1. Market for Common Equity, Related Stockholder Matters and Small Business Issuer Purchase of Equity Securities

     Our common stock is quoted on the Pink Sheets Over-the-Counter securities market under the symbol “ABEW.” On December 30, 2004, the closing sale price of our common stock was $0.21.

     The following table sets forth the high and low bid prices for the common stock for each calendar quarter since our stock began trading on January 28, 2004, as reported by the National Quotation Bureau, and represent interdealer quotations, without retail markup, markdown or commission and may not be reflective of actual transactions.

2004	High	Low
January 2004 – March 2004	$1.00	$0.20
April 2004 – June 2004	$0.62	$0.30
July 2004 – September 2004	$0.34	$0.20
October 2004 – December 2004	$0.30	$0.17

     There are currently 41,760,821 shares of our common stock outstanding. 9,784,054 of our outstanding shares of common stock are free trading. The remaining shares of our common stock are defined as restricted stock under the Securities Act. Of the 41,760,821 shares currently outstanding, 34,059,416 shares are owned by our affiliates, as that term is defined under the Securities Act. Absent registration under the Securities Act, the sale of our remaining outstanding shares is subject to Rule 144. Under Rule 144, if certain conditions are satisfied, a person (including any of our affiliates) who has beneficially owned restricted shares of common stock for at least one year is entitled to sell within any three month period a number of shares up to the greater of 1% of the total number of outstanding shares of common stock, or if the common stock is quoted on NASDAQ, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of ours for at least three months immediately preceding the sale, and who has beneficially owned the shares of common stock for at least two years, is entitled to sell the shares under Rule 144 without regard to any of the volume limitations described above. As of the date of this offering, none of our shares of common stock are eligible for resale under Rule 144.

Stockholders

     As of December 31, 2004, we believe there were approximately 830 holders of record of our common stock.

Dividends

     We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future.

Equity Compensation Plan Information

     The table below provides information relating to all of our outstanding options and warrants, including options authorized for issuance under our employee stock option plan.

22

			Number of securities
			remaining available for
	Number of securities		future issuance under
	to be issued upon	Weighted-average	equity compensation
	exercise of	exercise price of	plans (excluding
	outstanding options,	outstanding options,	securities reflected in
	warrants and rights	warrants and rights	column (a)

	(a)	(b)	(c)
Equity compensation plans approved by security holders	43,969,096	$0.1355	31,030,904
Equity compensation plans not approved by security holders	0	0	0
Total	43,969,096		31,030,904

Employee Stock Option Plan

     Effective August 18, 2002, our board of directors and a majority of our shareholders approved the Airbee 2002 Stock Option Plan. The plan is summarized under Item 8 above.

Item 2. Legal Proceedings

     On July 13, 2004, we received a summons to appear on July 29, 2004 in County Court, Denver County or file an answer to the summons by that date. The complaint alleges that the company used a telephone facsimile machine, computer or other device to send unsolicited advertisements to the facsimile machine of Buddy Brown without having obtained prior express permission to do so. The relief sought is less than $15,000. The company disclaims any knowledge of, nor sent, any facsimile advertisements to such individual and intends to vigorously defend itself from the allegations in the suit.

Item 3. Changes in and Disagreements with Accountants

     None.

Item 4. Recent Sales of Unregistered Securities

     Upon our inception we issued an aggregate of 21,625,000 founders’ shares of our common stock to Sundaresan Raja as founder of our company. These shares are valued at par. The shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. The shares contain the appropriate legends restricting their transferability absent registration or applicable exemption. Mr. Raja received information concerning our company and had the ability to ask questions concerning our company.

     Upon our inception, we issued options to purchase an aggregate of 18,375,000 shares of our common stock to three of our executive officers. The options were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. The options contain the appropriate legend restricting their transferability absent registration or applicable exemption. These officers had access to information about our company and had the opportunity to ask questions about our company.

     During October 2002, we issued 1,359,550 shares of our common stock to our chief operating officer. These shares were valued at par. The shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. The shares contain the appropriate legend restricting their transferability absent registration or applicable exemption. Our chief operating officer had access to information about our company and had the opportunity to ask questions about the company.

23

     During October 2002, we issued 4,156,405 shares of our common stock to an officer of our company. These shares were valued at par. The shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities At. The shares contain the appropriate legend restricting their transferability absent registration or applicable exemption. Our executive officer had access to information about our company and had the opportunity to ask questions about our company.

     During the fourth quarter of 2002, we issued 50,000 shares of our common stock and 50,000 warrants to a third party investor in consideration of $10,000. The securities were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. The securities issued contain a legend restricting their transferability absent registration or applicable exemption. The investor had access to information concerning our company and had the ability to ask questions about our company at the time of the purchase.

     On October 18, 2002, we issued an aggregate of 1,662,562 shares of our common stock to the sole shareholder of Connexus Technologies Pte. Ltd. in consideration of 100% of the issued and outstanding capital stock of Connexus Pte. Ltd. At the time of our acquisition of Connexus Technologies Pte. Ltd., there was one shareholder of Connexus Technologies Pte. Ltd. The shareholder was deemed accredited as defined under Regulation D. The shares contain the appropriate legend restricting their transferability absent registration or applicable exemption. The shareholder of Connexus Pte. Ltd. received information concerning our company and the ability to ask questions concerning our company at the time of the acquisition.

     During April 2003 and May 2003, we issued 500,000 shares of our common stock and warrants to purchase 1,250,000 shares of our common stock to an independent director for $44,000 investment in the company (the director subsequently resigned from our board). This investor was deemed an accredited investor as defined under Regulation D. The shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. The shares issued under the private placement contain a legend restricting the transferability absent registration or applicable exemption. The investor had access to information concerning our company and had the ability to ask questions at the time of the stock issuances.

     On August 4, 2003, we issued 125,000 shares of our common stock to our chief financial officer. He received stock in connection with his employment with our company. The shares were valued at par. The shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. Our chief financial officer is deemed to be an accredited investor as defined under the Securities Act. The shares issued to our chief financial officer contain the applicable legends restricting their transferability absent registration or other exemption. Our chief financial officer had access to information concerning our company and the ability to ask questions about our company at the time of the stock issuance.

     On August 22, 2003, we issued an aggregate of 500,000 shares of our common stock and 500,000 warrants to the independent director disclosed above for another $44,000 investment in the company (the director subsequently resigned from our board). This investor was deemed an accredited investor as defined under Regulation D. The shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. The shares issued under the private placement contain a legend restricting the transferability absent registration or applicable exemption. The investor had access to information concerning our company and had the ability to ask questions at the time of the stock issuances.

     On August 25, 2003, we issued 56,668 shares of our common stock pursuant to the conversion of a note payable to a third party accredited investor. The shares were valued at $0.20 per share. The shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. The note holder had access to current information concerning our company and had the ability to ask questions concerning our company. The shares were issued pursuant to the conversion contain in a legend restricting their transferability absent registration or applicable exemption.

     On September 1, 2003, we issued options to purchase 3,000,000 shares of our common stock to our chief executive officer. The options were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. The options are exercisable at $0.04 per share. The options contain the appropriate legends restricting their transferability absent registration or applicable exemption. The officer received information concerning our company and had the ability to ask questions concerning our company.

24

     On September 30, 2003, a majority of our shareholders and all of the members of our board of directors approved a 2.5-for-1 forward split of our common stock. Pursuant to the forward split, an additional 17,023,574 of our common stock were issued. The issuances of common stock throughout the text to the registration statement reflect the forward split as if it occurred on inception of our company.

     On November 19, 2003, we issued an aggregate of 2,003,049 shares of our common stock to one of our executive officers pursuant to the exercise of options held by this individual. The options were exercisable at $0.04. The shares of common stock issued upon the exercise contained a legend restricting their transferability absent registration or applicable exemption. The shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. The option holder had access to information concerning our company and the ability to ask questions about our company at the time of their option exercise.

     During November 2003, we issued 166,960 shares of our common stock to an individual investor in consideration of approximately $19,000 under a Regulation D, Rule 504 offering at $0.1138 per share. The offering is further described below. The investor was deemed an accredited investor as defined under Regulation D. The shares were issued pursuant to the exemption from registration provided by Regulation D, Rule 504. The investor received current information concerning our company and had the ability to ask questions about our company at the time of its investment.

     During November 2003, we issued an aggregate of 3,617,854 shares of our common stock to five investors in consideration of services rendered to us including, legal, advisory and investment banking. These services were valued at $411,712 ($0.1138 per share). The shares were issued as part of the Regulation D, Rule 504 offering (see below). Each investor received current information concerning our company and had the ability to ask questions about our company at the time of their investment.

     On December 4, 2003, we issued an aggregate of 2,622,855 shares of our common stock to two of our executive officers pursuant to the exercise of options held by these individuals. The options were exercisable at $0.04 per share. The shares of common stock issued upon the exercise contained a legend restricting their transferability absent registration or applicable exemption. The shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. The option holders had access to information concerning our company and the ability to ask questions about our company at the time of their option exercise.

     On January 23, 2004, we issued an aggregate of 4,999,240 shares of our common stock to Dolphin Bay Capital, Inc. in consideration of a promissory note in the amount of $568,914, which has been paid in full ($0.1138 per share). The investor was deemed an accredited investor as defined under Regulation D. The shares were issued pursuant to the exemption from registration provided by Regulation D, Rule 504 and Section 5.I of the Texas Security Act, Rule 109.3.C.1 of the Texas Administrative Code. The investor received current information concerning our company and had the ability to ask questions about our company at the time of their investment.

     On June 9, 2004, we issued 31,230 shares of our common stock and warrants to purchase 18,750 shares of our common stock to one investor in consideration of $10,000 under a private placement memorandum. There were no commissions paid nor were there any placement agents involved. This investor was deemed accredited as defined under Regulation D. The shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. The shares issued to the investor contain a legend restricting their transferability absent registration or applicable exemption. The investor had access to information concerning our company and had the ability to ask questions about our company at the time of the stock purchase.

     On July 1, 2004, we issued options to purchase 3,000,000 shares of our common stock to Srinivansan Krishnamurthy, an executive officer of the Company, exercisable at $0.38 per share. The options were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. The options contain the appropriate legends restricting their transferability absent registration or applicable exemption. The officer received information concerning our company and had the ability to ask questions concerning our company.

     On November 18, 2004, we issued options to purchase 27,000,000 shares of our common stock to five executive officers. The options are exercisable at $0.22 per share for a period of four years from the date of issuance. The options were issued pursuant to the terms of employment agreements with our officers. The options

25

were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. The options contain the appropriate legends restricting their transferability absent registration or applicable exemption. The officers received information concerning our company and had the ability to ask questions concerning our company.

Item 5. Indemnification of Directors and Officers

     Our certificate of incorporation, as amended, provides that we must, to the fullest extent permitted by the Delaware General Corporation Law, indemnify all persons whom it has the power to indemnify from and against all expenses, liabilities or other matters. Our by laws further provide that we shall indemnify our directors, officers, employees and agents to the fullest extent permitted by Delaware law. The indemnification provided in the by laws is expressly deemed to not be exclusive of any other rights to which a person seeking indemnification may otherwise be entitled. Our indemnification obligation applies where the party to be indemnified acted in good faith and in a manner such party reasonably believed to be in, or not opposed to, our best interests.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

26

PART F/S

AIRBEE WIRELESS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2003 and 2002

Consolidated Statements of Operations for the Years Ended December 31, 2003 and 2002

Consolidated Statement of Changes in Stockholders’ Equity (Deficit) for the Years Ended December 31, 2003 and 2002

Consolidated Statements of Cash Flows for the Years Ended December 31, 2003 and 2002

Notes to Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004 AND 2003

(UNAUDITED)

Condensed Consolidated Balance Sheet as of September 30, 2004

Condensed Consolidated Statements of Operations for the Nine Months and Three Months Ended September 30, 2004 and 2003 with Cumulative Totals Since Inception

Condensed Consolidated Statement of Accumulated Comprehensive Income (Loss) for the Nine Months Ended September 30, 2004 and 2003

Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2004 and 2003 with Cumulative Totals Since Inception

Notes to Condensed Consolidated Financial Statements

PART III

Item 1. Index to Exhibits

Exhibit
No.	Description	Location
2.1	Certificate of Incorporation, dated August 9, 2002 of Registrant	(1)

2.2	Certificate of Amendment (forward split)	Filed herein

2.3	By-Laws of Registrant	(1)

3.1	Equity Incentive Plan	(1)

3.2	Form of Promissory Note	(1)

10.1	Employment Agreement, dated August 16, 2002 between Sundaresan Raja and Airbee Wireless.	(1)

10.2	Employment Agreement, dated August 16, 2002 between Eugene Sharer and Airbee Wireless.	(1)

10.3	Employment Agreement, dated September 15, 2002 between Ramanujam Satagopan and Airbee Wireless.	(1)

10.4	Employment Agreement, dated September 1, 2003 between Richard Sommerfeld and Airbee Wireless.	(1)

10.5	Lease Agreement	Filed herein

21.1	Subsidiaries of Registrant	(1)

(1)	Previously filed.

SIGNATURES

     In accordance with the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRBEE WIRELESS, INC.

By /s/ Sundaresan Raja
Name:	Sundaresan Raja
Title:	President and Chief Executive Officer

Date:	February 3, 2005

     Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Sundaresan Raja Sundaresan Raja	President, Chief Executive Officer, Principal Executive Officer and Director	February 3, 2005

/s/ E. Eugene Sharer E. Eugene Sharer	Chief Operating Officer and Director	February 3, 2005

/s/Richard R. Sommerfeld, Jr. Richard P. Sommerfeld, Jr.	Chief Financial Officer, Principal Financial and Principal Accounting Officer	February 3, 2005

/s/ Ramanujam Satagopan Ramanujam Satagopan	Chief Technology Officer	February 3, 2005

/s/Mal Gurian Mal Gurian	Director	February 3, 2005

/s/ Srinivasan Krishnamurthy Srinivasan Krishnamurthy	Vice President	February 3, 2005

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page(s)
Report of Independent Registered Public Accounting Firm	1

Consolidated Balance Sheets as of December 31, 2003 and 2002	2

Consolidated Statements of Operations for the Year Ended December 31, 2003 and period August 9, 2002 (inception) through December 31, 2002 with Cumulative Totals Since Inception	3

Consolidated Statement of Changes in Stockholders’ Equity (Deficit) for the Year Ended December 31, 2003 and period August 9, 2002 (inception) through December 31, 2002	4

Consolidated Statement of Accumulated Comprehensive Income for the Year Ended December 31, 2003 and period August 9, 2002 (inception) through December 31, 2002	5

Consolidated Statements of Cash Flows for the Year Ended December 31, 2003 and period August 9, 2002 (inception) through December 31, 2002 with Cumulative Totals Since Inception	6-7

Notes to Consolidated Financial Statements	8-28

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Airbee Wireless, Inc.
Rockville, MD

We have audited the accompanying consolidated balance sheets of Airbee Wireless, Inc., a development stage company (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders’ equity (deficit), accumulated comprehensive income and cash flows for the year ended December 31, 2003 and the period August 9, 2002 (inception) through December 31, 2002, with cumulative totals since the Company’s inception, for the statements of operations, changes in stockholders’ equity (deficit) and cash flows. These consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 13 to the consolidated financial statements, the Company has sustained operating losses and capital deficits that raise substantial doubt about its ability to continue as a going concern. Management’s operating and financing plans in regards to these matters are also discussed in Note 13. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Airbee Wireless, Inc., a development stage company as of December 31, 2003 and 2002, and the results of its statements of operations, changes in stockholders’ equity (deficit), accumulated comprehensive income and cash flows for the year and period then ended, and the cumulative totals since the Company’s inception, in conformity with accounting principles generally accepted in the United States of America.

As noted in Note 15, the Company has amended its previously issued consolidated financial statements for the year ended December 31, 2003 and period ended August 9, 2002 (inception) through December 31, 2002 on its report dated May 20, 2004.

The Company has amended these consolidated financial statements to recognize an additional $146,365 and $34,420 in compensation and interest expense for the year ended December 31, 2003 and period August 9, 2002 (inception) through December 31, 2002. In addition, certain issuances of common stock have been restated due to valuation adjustments, and 2002 common share information has been restated to retroactively account for the stock split that occurred in September 2003. These transactions resulted in an increase in net loss applicable to common shares of $145,406 and $18,441 for the year ended December 31, 2003 and period August 9, 2002 (inception) through December 31, 2002 to a net loss of $1,125,429 and $303,298 as restated, and an increase in the deficits accumulated during the development stage to $1,428,727 and $303,298, respectively.

BAGELL, JOSEPHS & COMPANY, L.L.C.
Gibbsboro, New Jersey

May 20, 2004, except Note 15, dated October 18, 2004

1

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2002

	Restated	Restated
	2003	2002
ASSETS

Current Assets:
Cash and cash equivalents	$23,488	$16,093
Accounts receivable	—	9,861
Prepaid expenses and other current assets	9,553	1,607

Total Current Assets	33,041	27,561

Fixed assets, net of depreciation	8,215	7,728

Intangible assets	164,727	25,000
Other assets	1,545	1,516

	166,272	26,516

TOTAL ASSETS	$207,528	$61,805

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

LIABILITIES
Current Liabilities:
Notes payable — related party	$625,422	$149,188
Notes payable — other	50,000	60,000
Accounts payable and accrued expenses	256,888	44,995

Total Current Liabilities	932,310	254,183

Long-term Liabilities:
Due officer	39,076	—

Total Long-term Liabilities	39,076	—

Total Liabilities	971,386	254,183

STOCKHOLDERS’ EQUITY (DEFICIT)
Common stock, $.00004 (post-split) Par Value; 200,000,000 shares authorized 36,622,887 and 10,876,382 (pre-split and 27,190,955 post-split) shares issued and outstanding at December 31, 2003 and 2002, respectively	1,465	1,088
Additional paid-in capital	737,749	109,832
Accumulated comprehensive income	5,882	—
Deficit accumulated during the development stage	(1,428,727)	(303,298)

	(683,631)	(192,378)
Less: Treasury stock, 160,454 and 0 shares at cost	(80,227)	—

Total Stockholders’ Equity (Deficit)	(763,858)	(192,378)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$207,528	$61,805

The accompanying notes are an integral part of these consolidated financial statements.

2

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENT OF OPERATIONS
December 31, 2003 and 2002

(WITH CUMULATIVE TOTALS SINCE INCEPTION)

			Cumulative Totals
	Restated	Restated	August 9, 2002
	2003	2002	to December 31, 2003
OPERATING REVENUES
			$
Sales	$5,081	$5,027	10,108

COST OF SALES	—	—	—

GROSS PROFIT (LOSS)	5,081	5,027	10,108

OPERATING EXPENSES
Compensation and professional fees	832,530	148,638	981,168
Research and development	61,492	3,679	65,171
Selling, general and administrative expenses	148,007	24,411	172,418
Depreciation and amortization	2,226	1,932	4,158

Total Operating Expenses	1,044,255	178,660	1,222,915

LOSS BEFORE OTHER (EXPENSE)	(1,039,174)	(173,633)	(1,212,807)

OTHER (EXPENSE)
Impairment	—	(127,974)	(127,974)
Interest expense	(86,255)	(1,691)	(87,946)

Total Other (Expense)	(86,255)	(129,665)	(215,920)

NET LOSS BEFORE PROVISION FOR INCOME TAXES	$(1,125,429)	$(303,298)	$(1,428,727)
Provision for Income Taxes	—	—	—

NET LOSS APPLICABLE TO COMMON SHARES	$(1,125,429)	$(303,298)	$(1,428,727)

NET LOSS PER BASIC AND DILUTED SHARES	$(0.03953)	$(0.01132)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	28,473,313	26,799,955

The accompanying notes are an integral part of these consolidated financial statements.

3

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
(DEFICIT) FOR THE YEAR ENDED
DECEMBER 31, 2003 AND PERIOD ENDED AUGUST 9, 2002 THROUGH DECEMBER 31, 2002

				Deficit
				Accumulated
				During the
	Common Stock		Additional	Development	Treasury
Description	Shares	Amount	Paid - In Capital	Stage	Stock	Total
Balance, August 9, 2002	—	$—	$—	$—	$—	$—
Issuance of initial founders’ shares	8,650,000	865	—	—	—	865
Shares issued for acquisition of Connexus Technologies	1,662,562	166	99,834	—	—	100,000
Issuance of founders’ shares to chief operating officer	543,820	55	—	—	—	55
Issuance of common stock for cash	20,000	2	9,998	—	—	10,000
Prior period adjustment, Note 15	—	—	—	(18,441)	—	(18,441)
Net loss for the period, as originally stated	—	—	—	(284,857)	—	(284,857)

Balance, December 31, 2002, as restated	10,876,382	1,088	109,832	(303,298)	—	(192,378)
Issuance of common stock in private placement	400,000	40	87,960	—	—	88,000
Issuance of common stock in conversion of note payable	22,667	2	11,831	—	—	11,833
Issuance of founders’ shares to chief financial officer	50,000	5	—	—	—	5
Shares of common stock issued in the 2.5:1 stock split	17,023,574	1,702	(1,702)	—	—	—
Change in par value due to stock split	—	(1,702)	1,702	—	—	—
Shares issued for services	3,617,854	144	411,568	—	—	411,712
Shares issued for cash	166,960	7	18,993	—	—	19,000
Shares of common stock issued in exercise of options	4,465,450	179	80,048	—	(80,227)	—
Contribution of capital by officer	—	—	17,517	—	—	17,517
Prior period adjustment, Note 15	—	—	—	(145,406)	—	(145,406)
Net loss for the year, as originally stated	—	—	—	(980,023)	—	(980,023)

Balance, December 31, 2003, as restated	36,622,887	$1,465	$737,749	$(1,428,727)	$(80,227)	$(769,740)

The accompanying notes are an integral part of these consolidated financial statements.

4

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENT OF ACCUMULATED COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003 AND PERIOD AUGUST 9, 2002
THROUGH DECEMBER 31, 2002

Balance, August 9, 2002	$—

Gain on foreign currency translation	—

Balance, December 31, 2002	—

Gain on foreign currency translation	5,882

Balance, December 31, 2003	$5,882

The accompanying notes are an integral part of these consolidated financial statements.

5

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003 AND PERIOD AUGUST 9, 2002
THROUGH DECEMBER 31, 2002

(WITH CUMULATIVE TOTALS SINCE INCEPTION)

			Cumulative Totals
	Restated	Restated	August 9, 2002
	2003	2002	to December 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$(1,125,429)	$(303,298)	$(1,428,727)

Adjustments to reconcile net loss to net cash used in operating activities

Depreciation	2,226	1,932	4,158
Common stock issued for services and compensation	411,717	920	412,637
Impairment of goodwill	—	127,974	127,974
Gain on foreign currency translation	5,882	—	5,882

Changes in assets and liabilities
Decrease in accounts receivable	9,861	9,512	19,373
(Increase) decrease in prepaid expenses and other assets	(7,946)	—	(7,946)
Net change in net assets in acquisition of Connexus	—	(22,865)	(22,865)
Increase in accounts payable and accrued expenses	213,726	7,730	221,456

Total adjustments	635,466	125,203	760,669

Net cash (used in) operating activities	(489,963)	(178,095)	(668,058)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of intangible assets	(139,727)	(25,000)	(164,727)
Acquisitions of fixed assets	(2,713)	—	(2,713)

Net cash (used in) investing activities	(142,440)	(25,000)	(167,440)

The accompanying notes are an integral part of these consolidated financial statements.

6

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2003 AND PERIOD AUGUST 9, 2002
THROUGH DECEMBER 31, 2002

(WITH CUMULATIVE TOTALS SINCE INCEPTION)

			Cumulative Totals
	Restated	Restated	August 9, 2002
	2003	2002	to December 31, 2003
CASH FLOWS FROM FINANCING ACTIVITES
Proceeds from common stock issuances	$124,488	$10,000	$134,488
Proceeds from notes payable — other	—	60,000	60,000
Proceeds from notes payable — related party	476,234	149,188	625,422
Amounts due to officer	39,076	—	39,076

Net cash provided by financing activities	639,798	219,188	858,986

NET INCREASE IN CASH AND CASH EQUIVALENTS	7,395	16,093	23,488

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	16,093	—	—

CASH AND CASH EQUIVALENTS — END OF PERIOD	$23,488	$16,093	$23,488

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

CASH PAID DURING THE YEAR FOR:
Interest expense	$—	$—	$—

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:

Exercise of cashless stock options	$166,609	$—	$166,609

Common stock issues for services	$411,712	$—	$411,712

Conversion of notes payable and accrued interest to common stock	$11,833	$—	$11,833

Impairment of goodwill	$—	$127,974	$127,974

The accompanying notes are an integral part of these consolidated financial statements.

7

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 1 -	ORGANIZATION AND BASIS OF PRESENTATION

Airbee Wireless, Inc. (the “Company”), was incorporated in Delaware in 2002 to develop and supply cutting edge intelligent software that is generally embedded into microprocessors thereby allowing manufacturers of various products to create advanced wireless communications networks.

Focusing on its core competencies in the design and engineering of advanced short range wireless data, voice and video communications software, the Company believes that it is positioned to play a pivotal role in the convergence of various wireless communications applications through software embedded on silicon. The Company focuses on developing advanced technological solutions tailored to meet user requirements for specific end-user applications, providing the unwired features people want at work and at home.

In March 2004, Airbee became a member of The ZigBee Alliance which is defining global standards for reliable, cost-effective, low-power wireless applications. With over 60 member companies, the ZigBee standard, based on the IEEE 802.15.4 standard is emerging as the wireless standard for a host of industrial controls, telemetry, and in-building and home automation networking needs.

Airbee’s portfolio of products is generally connected over the rapidly emerging Wireless Personal Area Network (WPAN) or the Wireless Local Area Network (WLAN) technology space. Critical to the success of new products in these areas is the ability to interoperate or “talk to each other” based on industry-adopted standards. Airbee’s products are designed and engineered to be compliant with ZigBee/802.15.4 WPAN standards (approved by IEEE on 8/7/03). Airbee’s patent-pending technology, in conjunction with a wireless network, allows a computer to work with a printer or a PDA and/or headset accessory to work with a mobile phone. While comparable from an interoperability standpoint, the technology platform provides a lower-cost, faster (22x) on the IEEE 802.15.3 standard and more dependable alternative to the previously conceived Bluetooth wireless solution. Airbee leverages the widespread market awareness created by Bluetooth, but offers similar products at less than half the cost, three times the operating range and better reliability.

As noted in Note 15, the Company has amended its previously issued consolidated financial statements for the year ended December 31, 2003 and period ended August 9, 2002 (inception) through December 31, 2002 on its report dated May 20, 2004.
`

8

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2003 AND 2002

NOTE 1 -	ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

The Company has amended these consolidated financial statements to recognize an additional $145,406 and $18,441 in compensation and interest expense for the year ended December 31, 2003 and period August 9, 2002 (inception) through December 31, 2002. In addition, certain issuances of common stock have been restated due to valuation adjustments, and 2002 common share information has been restated to retroactively account for the stock split that occurred in September 2003. These transactions resulted in an increase in net loss applicable to common shares of $145,406 and $18,441 for the year ended December 31, 2003 and period August 9, 2002 (inception) through December 31, 2002 to a net loss of $1,125,429 and $303,298 as restated, and an increase in the deficits accumulated during the development stage to $1,428,727 and $303,298, respectively.

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development Stage Company

The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards (SFAS) No. 7, “Accounting and Reporting by Development Stage Enterprises.” The Company has devoted substantially all of its efforts to business planning, patent applications, research and development, recruiting management and technical staff, acquiring operating assets and raising capital. With the release of the ZigBee / IEEE 802.15.4 standard on November 9, 2004, the Company is anticipating that sales will be generated in fiscal 2005, at which time the Company will emerge from the development stage.

Principles of Consolidation

The consolidated financial statements include the accounts of Airbee Wireless and its wholly-owned subsidiaries Airbee Wireless (Pte.) Ltd., located in Singapore and Airbee Wireless (India) Pvt. Ltd., located in India for the years ended December 31, 2003 and 2002. All significant inter-company accounts and transactions have been eliminated in consolidation. Accounts denominated in non-U.S. currencies have been re-measured using the U.S. Dollar as the functional currency.

9

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2003 AND 2002

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

The Company maintains cash and cash equivalent balances at financial institutions in the United States of America, Singapore and India. The financial institution in the United States of America is insured by the Federal Deposit Insurance Corporation up to $100,000.

Fixed Assets

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets; two to four years for machinery and equipment and four to forty years for buildings. Reviews are regularly performed to determine whether facts and circumstances exist that indicate carrying amount of assets may not be recoverable or the useful life is shorter than originally estimated. The Company assesses the recoverability of its fixed assets by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets. If assets are determined to be recoverable, but the useful lives are shorter than originally estimated, the net book value of the assets is depreciated over the newly determined remaining useful lives. When fixed assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in operations.

10

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2003 AND 2002

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Identified Intangible Assets

Intellectual property assets represent technology and are amortized over the periods of benefit, ranging from two to ten years, generally on a straight-line basis.

Identified intangible assets are regularly reviewed to determine whether facts and circumstances exist which indicate that the useful life is shorter than originally estimated or the carrying amount of assets may not be recoverable. The Company assesses the recoverability of its identifiable intangible assets by comparing the projected discounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets.

Segment Reporting

The Company follows the provisions of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”. This standard requires that companies disclose operating segments based on the manner in which management disaggregates the Company in making internal operating decisions. As of December 31, 2003, there were no operating segments.

Start-up Costs

In accordance with the American Institute of Certified Public Accountants Statement of Position 98-5, “Reporting on the Costs of Start-up Activities", the Company expenses all costs incurred in connection with the start-up and organization of the Company.

Revenue and Cost Recognition

The Company accounts for the licensing of software in accordance with the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, “Software Revenue Recognition.” The Company recognizes revenue when (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sales price is fixed or determinable; and (iv) the ability to collect is reasonably assured. For software arrangements with multiple elements, revenue is recognized dependent upon whether vendor-specific objective evidence (VSOE) of fair value exists for each of the elements. When VSOE does not exist for all the elements of a software arrangement and the only undelivered element is post-contract customer support (PCS), the entire licensing

11

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2003 AND 2002

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue and Cost Recognition (CONTINUED)

fee is recognized ratably over the contract period. Revenue attributable to undelivered elements, including technical support, is based on the average sales price of those elements, when sold separately, and is recognized ratably on a straight-line basis over the products life cycle. post-contract customer support revenue is recognized ratably over the contract period. Shipping charges billed to customers are included in revenue and the related shipping costs are included in cost of sales.

Licensing fees are collected in advance, when contractually stipulated. Revenues from licenses are recognized on a prorated-basis over the life of the license.

Royalties are charged on a unit basis. Royalties are not fixed dollar amounts, but will rather be a percentage of the Company’s customer’s finished product and the percentage varies with the number of units shipped by customer.

Revenue attributed to undelivered elements is based on the average sales price rather than on the renewal rate for the following reasons:

(a) Royalties are charged per unit on a volume basis. The average price will be the weighted average royalty for the total number of units shipped by the customer.

(b) Because of (i) the newness of the ZigBee standard for this short-range wireless technology, (ii) the newness of the Company’s products’ introductions into the marketplace for a range of applications being developed by its customers, and (iii) the lack of historical data for potentially defective software, which may be a function of the application into which it is installed. In accordance with FAS #48, in the absence of historical data, the Company is unable to make a reasonable and reliable estimate of product returns at this time.

(c) While the Company’s software may be embedded into its customer’s product, that same component may go into two or more of its customer’s products which have different features and sell for different prices.

(d) The Company expects to enter into maintenance contracts with its customers. Maintenance fees will not be a fixed dollar amount, but rather a percentage fee based upon the value of the royalties billed/received. If the Company provides bug fixes (under warranty obligations) free-of-charge that are necessary to maintain compliance with published specifications, it needs to account for the estimated costs to provide bug fixes in accordance with FASB #5.

12

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2003 AND 2002

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue and Cost Recognition (Continued)

(e) Post-Contract Support (PCS) for Software Upgrades. Assuming that the Company enters into a PCS contract with a customer that commences months after delivery of the product and that the Company develops a historical track record of regularly making available to all its customers the services or unspecified upgrades/enhancements normally associated with PCS as soon as the Company delivers its products to market during the six-month period after product delivery. The PCS rate inherent in the licensing fee increases over time based on a customer’s deployment of the product application. After one or two years, the predetermined renewal rate for PCS for a fully deployed license is set at a stipulated rate multiplied by the aggregate list price (as established at the inception of the arrangement) of the licensed product, regardless of the status of the deployment efforts. The Company would not have vendor-specific objective evidence (VSOE) of fair value of the PCS when the product is less than fully deployed because the only PCS sold separately is the renewal of PCS (that is, the predetermined renewal rate). In this situation, the PCS arrangement commences upon product delivery because the Company’s customer receives any upgrades/enhancements released by the Company during a quantified period after product delivery. Additionally, the predetermined renewal rate is the only indicator of fair value because it is the only arrangement under which PCS is sold separately, and therefore, it should be used to establish VSOE of fair value of the PCS. In this situation, the Company would expect to initially defer the portion of the arrangement fee related to period(s) beyond the initial quantified period of PCS provided under the arrangement based on the predetermined renewal rate.

(f) As a software vendor, the Company may execute more than one contract or agreement with a single customer. The Company believes that, although there may be multiple agreements or contracts, there is in effect one multiple-element arrangement when determining the appropriate amount of revenue to be recognized in accordance with SOP 97-2. A group of contracts or agreements may be so closely related that they are, in effect, parts of a single arrangement. According to the AICPA, the form of an arrangement is not necessarily the only indicator of the substance of an arrangement. The existence of any of the following factors (which are not all-inclusive) may indicate that a group of contracts should be accounted for as a single arrangement: (i) the contracts or agreements are negotiated or executed within a short time frame of each other; (ii) the different elements are closely interrelated or interdependent in terms of design, technology, or function. (iii) the fee for one or more contracts or agreements is subject to refund or forfeiture or other concession if another contract is not completed satisfactorily. (iv) one or more elements in one contract

13

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2003 AND 2002

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue and Cost Recognition (Continued)

or agreement are essential to the functionality of an element in another contract. (v) payment terms under one contract or agreement coincide with performance criteria of another contract or agreement. (vi) the negotiations are conducted jointly with two or more parties to do what in essence is a single project.

Revenue from products licensed to original equipment manufacturers (OEM’s) is based on the licensing agreement with an OEM and recognized when OEM’s ship licensed products to its customers.

Cost of revenue includes direct costs to produce and distribute products and direct costs to provide product support and training.

Research and Development

Research and development costs are related primarily to the Company developing its intellectual property. Research and development costs are expensed as incurred.

Income Taxes

Income tax benefit is computed on the pretax loss based on current tax law. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and its financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates. No benefit is reflected for the years ended December 31, 2003 and 2002, respectively.

Advertising

The Company’s policy is to expense the costs of advertising and marketing as they are incurred. The Company had no such cost for 2003 and 2002.

Earnings (Loss) Per Share of Common Stock

Historical net income (loss) per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share (EPS) includes additional dilution from common stock equivalents, such as stock issuable pursuant to the exercise of stock options and warrants. Common stock equivalents were not included in the computation of diluted earnings per share at

14

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2003 AND 2002

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Earnings (Loss) Per Share of Common Stock (Continued)

December 31, 2003 and 2002 when the Company reported a loss because to do so would be anti-dilutive for periods presented. The Company has incurred losses since inception as a result of funding its research and development, including the development of its intellectual property portfolio which is key to its core products.

All shares shown give rise to the retroactive treatment of the 2.5:1 stock split that occurred in September 2003.

The following is a reconciliation of the computation for basic and diluted EPS:

	Restated	Restated
	December 31,	December 31,
	2003	2002
Net Loss	($1,125,429)	($303,298)

Weighted-average common shares outstanding (Basic)	28,473,313	26,799,955

Weighted-average common stock equivalents:
Stock options	—	—
Warrants	—	—

Weighted-average common shares outstanding (Diluted)	28,473,313	26.799.955

Fair Value of Financial Instruments

The carrying amount reported in the consolidated balance sheets for cash and cash equivalents, accounts payable and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for notes payable approximates fair value because, in general, the interest on the underlying instruments fluctuates with market rates.

15

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2003 AND 2002

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock-Based Compensation

Employee stock awards under the Company’s compensation plans are accounted for in accordance with Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”, and related interpretations. The Company provides the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation” (“SFAS 123”), and related interpretations. Stock-based awards to non-employees are accounted for under the provisions of SFAS 123 and the Company adopted the enhanced disclosure provisions of SFAS No. 148 “Accounting for Stock-Based Compensation- Transition and Disclosure,” an amendment of SFAS No. 123.

The Company measures compensation expense for its employee stock-based compensation using the intrinsic-value method. Under the intrinsic-value method of accounting for stock-based compensation, when the exercise price of options granted to employees is less than the estimated fair value of the underlying stock on the date of grant, deferred compensation is recognized and is amortized to compensation expense over the applicable vesting period.

The Company measures compensation expense for its non-employee stock-based compensation under the Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) Issue No. 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. The fair value of the option issued is used to measure the transaction, as this is more reliable than the fair value of the services received. Fair value is measured as the value of the Company’s common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to compensation expense and additional paid-in capital.

Product Warranty

The Company’s product warranty accrual includes specific accruals for known product issues and an accrual for an estimate of incurred but unidentified product issues based on historical activity. Due to effective product testing and the short time between product shipment and the detection and correction of product failures, the warranty accrual based on historical activity and the related expense were not significant as of and for the years ended December 31, 2003 and 2002, respectively.

16

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2003 AND 2002

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill and Intangible Assets

The Company follows Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” All goodwill associated with the acquisition of Connexus Technologies (Pte.) Ltd. was impaired in 2002 ($127,974), due to the company being acquired mainly for its development and anticipated future development which Management has determined to have no material fair value as of the balance sheet dates.

The identifiable intangible assets presented on the consolidated balance sheets represent the intellectual property that was capitalized post- technological feasibility. Management will continue to monitor and assess any impairment charges against those assets in accordance with the provisions of SFAS 142, “Goodwill and Other Intangible Assets” and SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

Currency Risk and Foreign Currency Translation

The Company transacts business in currencies other than the U.S. Dollar, primarily the Singapore Dollar and the Indian Rupee. All currency transactions in the spot foreign exchange market and the Company does not use currency forward contracts, currency options, currency borrowings interest rate swaps or any other derivative hedging strategy at this point in time.

Currency Risk and Foreign Currency Translation

The Company has determined that based on the cash flow, sales price, sales market, expense, financing, and intercompany transactions and arrangements indicators set forth in FASB 52, that the functional currency of the Company is that of the parent company and is US Dollars. The Company has reported its gain on foreign currency in its consolidated statements of accumulated other comprehensive income due to the fact that these translation adjustments result from the translation of all assets and liabilities at the current rate, while the stockholder equity accounts were translated by using historical and weighted-average rates.

Recent Accounting Pronouncements

In September 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142,

17

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2003 AND 2002

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (Continued)

Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, the pooling of interests method of accounting for business combinations are no longer allowed, and goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company adopted these new standards effective August 9, 2002.

On October 3, 2001, the FASB issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), that is applicable to financial statements issued for fiscal years beginning after December 15, 2001. The FASB’s new rules on asset impairment supersede SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and portions of Accounting Principles Board Opinion 30, “Reporting the Results of Operations.” This Standard provides a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Classification as held-for-sale is an important distinction since such assets are not depreciated and are stated at the lower of fair value and carrying amount. This Standard also requires expected future operating losses from discontinued operations to be displayed in the period(s) in which the losses are incurred, rather than as of the measurement date as presently required.

In June 2003, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement covers restructuring type activities beginning with plans initiated after December 31, 2002. Activities covered by this standard that are entered into after that date will be recorded in accordance with provisions of SFAS No. 146. The adoption of SFAS No. 146 did not impact on the Company’s results of operations or financial position.

In December 2002, the FASB issued Statement No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123” (“SFAS 148”). SFAS 148 amends FASB Statement No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends Accounting Principles Board (“APB”) Opinion No. 28, “Interim Financial

18

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2003 AND 2002

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (Continued)

Reporting”, to require disclosure about those effects in interim financial information. SFAS 148 is effective for financial statements for fiscal years ending after December 15, 2002. The Company will continue to account for stock-based employee compensation using the intrinsic value method of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” but has adopted the enhanced disclosure requirements of SFAS 148.

In April 2003, the FASB issued SFAS Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective for contracts entered into or modified after June 30, 2003, except for certain hedging relationships designated after June 30, 2003. Most provisions of this Statement should be applied prospectively. The adoption of this statement did not have a significant impact on the Company’s results of operations or financial position.

In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantees and elaborates on existing disclosure requirements related to guarantees and warranties. The recognition requirements are effective for guarantees issued or modified after December 31, 2002 for initial recognition and initial measurement provisions. The adoption of FIN 45 did not have a significant impact on the Company’s results of operations or financial position.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The adoption of FIN 46 did not impact on the Company’ results of operations or financial position.

19

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2003 AND 2002

NOTE 3-	CONCENTRATION OF CREDIT RISK

The Company’s trade receivables are derived from sales to original equipment manufacturers and manufacturers of microprocessors. The Company endeavors to keep pace with the evolving computer and communications industries, and has adopted credit policies and standards intended to accommodate industry growth and inherent risk. Management believes that credit risks are moderated by the diversity of the Company’s end customers and geographic sales areas. The Company performs ongoing credit evaluations of its customers’ financial condition and requires collateral as deemed necessary.

NOTE 4-	FIXED ASSETS

Fixed assets consist of the following at December 31, 2003 and 2002:

	2003	2002
Computer and office equipment	$12,373	$9,660
Less: accumulated depreciation	(4,158)	(1,932)

Net book value	$8,215	$7,728

Depreciation expense for the years ended December 31, 2003 and 2002 was $2,226 and $1,932, respectively.

NOTE 5-	NOTE PAYABLE

The Company entered into a note payable, principal amount of $50,000 payable August 31, 2005. The Company entered into this note in connection with the 2002 acquisition of Connexus Technologies Pte. Ltd. The note was non-interest bearing if it was paid prior to August 31, 2003. If the note is paid between September 1, 2003 and August 31, 2004 the total payment due is $100,000, and between September 1, 2004 through August 31, 2005, total payment due is $150,000. The Company, at December 31, 2003 and 2002, has reflected the value of the note payable, which includes interest at $100,000 and $50,000, respectively. The accrued interest is included in accounts payable and accrued expenses.

The Company entered into a note payable for $10,000 with an unrelated third party in November 2002, at an interest rate of 10% annually. The note accrued interest through August 2003, at which time principal, accrued interest and fees were converted into 22,667 shares of common stock.

20

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2003 AND 2002

NOTE 6-	PROMISSORY NOTES — RELATED PARTY

The Company entered into promissory notes with some of its officers (see Note 9) who have amounts outstanding with the Company. These amounts accrue interest at 6% annually. As of December 31, 2003 and 2002, the Company has $625,422 and $149,188 outstanding under these notes, including $36,255 and $1,688 in accrued interest. The notes are due on demand and are therefore reflected as current liabilities on the consolidated balance sheets. The notes relate to services rendered to the Company.

NOTE 7-	INTELLECTUAL PROPERTY

Costs incurred in creating products are charged to expense when incurred as research and development until technological feasibility is established upon completion of a working model. Thereafter, all software production costs are capitalized and subsequently reported at the lower of unamortized cost or net realizable value. Capitalized costs are amortized based on current and future revenue for each product with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the product.

In accordance with SFAS No. 2, “Accounting for Research and Development Costs”, SFAS No. 68, “Research and Development Arrangements”, and SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed”, technological feasibility for the Airbee UltraLite™ was established on November 20, 2002 with completion of the detailed program design. Several working models were delivered at various points through July of 2003.

The Company’s intellectual properties relate to subcontractor payments for services rendered post-technological feasibility, and these intangibles were determined by Management to have an indeterminable life, therefore there was no amortization expensed in these periods, pursuant to the impairment provisions of SFAS 142.

NOTE 8-	ACQUISITIONS

The Company’s acquisition of Connexus Technologies Pte. Ltd. has been accounted for using the purchase method of accounting. The Company acquired 100% of the common stock of Connexus Technologies Pte. Ltd. for 1,662,562 shares of common stock valued at $100,000, and assumed a promissory note which at the time of acquisition (as of October 1, 2002) was valued at $50,000, subsequently with accrued interest is valued at $100,000 as of December 31, 2003. Connexus had a net book value of $22,026 (US dollar equivalent) resulting in $127,974 in goodwill, which Management determined to be impaired based on

21

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2003 AND 2002

NOTE 8-	ACQUISITIONS (CONTINUED)

the fact that the purchase price was determined based on what Connexus had been developing. The primary reason that the Company acquired Connexus was the working model and software code that they had been developing fits nicely into the current business model and software code of the Company. The Company did not pay any cash for Connexus and there are no contingent payments, options, or commitments specified in the purchase agreement.

NOTE 9-	RELATED PARTY TRANSACTIONS

As discussed in Note 6, the Company has demand promissory notes with some of its officers for services rendered to the Company. Interest is accrued at 6% annually on these notes. As of December 31, 2003 and 2002, the Company has $625,422 and $149,188 outstanding under these notes, including $36,255 and $1,688 in accrued interest.

NOTE 10-	PROVISION FOR INCOME TAXES

Deferred income taxes will be determined using the liability method for the temporary differences between the financial reporting basis and income tax basis of the Company’s assets and liabilities. Deferred income taxes will be measured based on the tax rates expected to be in effect when the temporary differences are included in the Company’s consolidated tax return. Deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases.

At December 31, 2003, deferred tax assets consist of the following:

Net operating loss carryforwards	$428,618
Less: valuation allowance	(428,618)

$-0-

At December 31, 2003, the Company had deficits accumulated during the development stage in the approximate amount of $1,428,727, available to offset future taxable income through 2023. The Company established valuation allowances equal to the full amount of the deferred tax assets due to the uncertainty of the utilization of the operating losses in future periods.

22

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2003 AND 2002

NOTE 11-	STOCKHOLDERS’ (DEFICIT)

The Company has 200,000,000 shares of common stock authorized at December 31, 2003 and 2002, respectively. The par value at December 31, 2003 is $.00004.

At December 31, 2003 and 2002, the Company has 36,622,887 and 27,190,955 common shares issued and outstanding.

The following stock transactions occurred in 2002:

The Company issued 21,625,000 to one of its founders for $865 (par).

In the acquisition of Connexus Technologies Pte. Ltd., the Company issued 4,156,405 shares of stock in exchange for Connexus’ stock.

The Company issued 1,359,550 shares to its chief operating officer as founders’ shares for running the Company. These shares were issued for $55 (par).

The Company issued 50,000 shares of stock for $10,000 cash at a value of $0.20 per share.

The following stock transactions occurred in 2003:

The Company raised $88,000 from a board member in two tranches of $44,000 each for a total of $88,000. The Company issued a total of 1,000,000 shares of stock for these amounts at a value of $0.088 per share.

The Company converted a note payable of $10,000 plus accrued interest and fees from an unrelated third party to 56,668 shares of stock valued at $0.20 per share.

The Company issued 125,000 shares of stock to its chief financial officer as founders’ shares. These shares were issued for par.

On September 30, 2003, the Company’s board of directors approved a 2.5:1 forward stock split. It split the then issued and outstanding 11,349,049 shares into 28,372,622 shares. With the stock split, the par value of the Company’s stock went from $0.0001 to $0.00004.

The Company issued 3,784,814 shares of stock valued at $0.1138 per share for cash (166,960 for $19,000) and services (3,617,854 for $411,712) for a total value of $430,712.

The Company issued 4,465,450 shares of stock from the exercise of stock options from its officers. This was a cashless exchange. In this exchange, 160,454 shares

23

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2003 AND 2002

NOTE 11-	STOCKHOLDERS’ (DEFICIT) (CONTINUED)

were returned to the Company and are included in its treasury and reflected as treasury stock on the consolidated balance sheets.

The Company’s officers also contributed $17,517 as capital reflected as additional paid-in capital. No stock was issued in these exchanges.

Stock Option Plan and Warrants

In August 2002, the Company’s Board of Directors established the 2002 Stock Option Plan. The Board authorized up to 75,000,000 common shares to be authorized and issued to officers, directors and employees.

The Company granted options totaling 21,375,000 shares of which 4,625,904 options were exercised as cashless options resulting in 4,465,450 shares of stock. In the cashless exchange, 160,454 shares of stock were recorded as treasury stock.

All of these options were granted to officers and key members of the management team of the Company.

Under the Black-Scholes option pricing model, the total value of the stock options granted in 2002 and 2003 is reflected for pro forma presentation due to the Company following APB 25 for the expensing of its stock options. SFAS No. 123, “Accounting for Stock-Based Compensation”, encourages adoption of a fair-value-based method for valuing the cost of stock-based compensation. However, it allows companies to continue to use the intrinsic-value method for options granted to employees and disclose pro forma net loss.

The following tables summarize the activity of the Company’s stock option plan:

	Year Ended
	December 31, 2003
		Weighted
		average
	Number of	exercise
	Options	price
Outstanding — beginning of period	18,375,000	$0.00004
Granted below fair value	0	0
Granted at fair value	3,000,000	0.04
Converted	4,625,904	(0.043)

Outstanding — end of period	16,749,096	$0.01004

Exercisable at end of period:	16,749,096	$0.01004

24

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2003 AND 2002

NOTE 11-	STOCKHOLDERS’ (DEFICIT) (CONTINUED)

Stock Option Plan and Warrants (Continued)

	Year Ended
	December 31, 2002
		Weighted
	Number	average
	of	exercise
	Options	price
Outstanding — beginning of period	0	0
Granted below fair value	0	0
Granted at fair value	18,375,000	0.00004
Cancelled	0	0

Outstanding — end of period	18,375,000	$0.00004

Exercisable at end of period:	18,375,000	$0.00004

For disclosure purposes, the fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model, which approximates fair value, with the following weighted-average assumptions used for stock options granted in 2003; no annual dividends, volatility of 40%, risk-free interest rate of 3.00%, and expected life of 4 to 6 years.

If compensation expense for the Company’s stock-based compensation plans had been determined consistent with SFAS 123, the Company’s net income and net income per share including pro forma results would have been the amounts indicated below:

25

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2003 AND 2002

NOTE 11-	STOCKHOLDERS’ (DEFICIT) (CONTINUED)

Stock Option Plan and Warrants (Continued)

	Year Ended December 31,
	2003	2002
Net loss:
As reported	($1,125,429)	($303,298)
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(429,521)	(923)

Pro forma	($1,554,950)	($304,221)

Net loss per share:
As reported:
Basic	($0.04)	($0.01)
Diluted	($0.04)	($0.01)
Pro forma:
Basic	($0.05)	($0.01)
Diluted	($0.05)	($0.01)

The Company issued 1,750,000 stock warrants as of December 31, 2003. These warrants were issued in connection with the equity financing the Company entered into in April and August 2003. None of the warrants have been exercised as of December 31, 2003.

The Company also issued 50,000 warrants in connection with a note payable to a non-related third party in October 2002.

The fair value of these warrants was estimated using the Black-Scholes pricing model with the following assumptions: interest rate 3%, dividend yield 0%, volatility 40% and expected life of three years.

The Company has the following warrants exercisable for the purchase of its common stock. All warrants and prices are reflected retroactive to the stock split:

		Year Ended
		December 31,
Exercise
Price	Expiration Date	2003	2002
$0.20	October 18, 2005	50,000	50,000
0.012	August 22, 2006	500,000	0
0.012	April 22, 2006	1,250,000	0

		1,800,000	50,000

26

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2003 AND 2002

NOTE 11-	STOCKHOLDERS’ (DEFICIT) (CONTINUED)

Stock Option Plan and Warrants (Continued)

In addition, all of these warrants are outstanding as of December 31, 2003, and no warrants to date have been exercised.

NOTE 12-	COMMITMENTS AND CONTINGENCIES

Employment Agreements

The Company has entered into employment agreements with key members of management and some officers. Most of these employment agreements are for a period of three to five years. As part of the employment agreements, the Company has granted stock options to these individuals that vest over a three to five-year period of time. The Company, in an effort to incentivize its officers, granted additional options and accelerated the vesting schedules. The officers were not compensated during the initial start-up of operations. However, they did exercise stock options in 2003.

A subsidiary, Airbee Wireless (India) Pvt. Ltd., has entered into a three-year lease agreement for office space in Chennai, India. Monthly rent in the US Dollar equivalent is $1,505. The lease runs from April 2004 to March 2007.

NOTE 13-	GOING CONCERN

As shown in the accompanying consolidated financial statements, as is typical of companies going through early-stage development of intellectual property, and products and services, the Company incurred net losses for the years ended December 31, 2003 and 2002. The Company is currently in the development stage, and there is no guarantee whether the Company will be able to generate enough revenue and/or raise capital to support current operations and expand sales. This raises substantial doubt about the Company’s ability to continue as a going concern.

Management believes that the Company’s capital requirements will depend on many factors including the success of the Company’s sales efforts. The Company has been successful in recent months in raising capital to fund its operating costs and is in the due diligence phase with respect to a convertible debenture agreement that will yield the Company some working capital equity to fund operations in the near term. The Company has also been enhancing its business processes to account for the significant development that has occurred in the past year, and believes that with the proper bridge financing and potential permanent financing it anticipates, the viability of the Company remains very positive in excess of one year.

27

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2003 AND 2002

NOTE 13-	GOING CONCERN (CONTINUED)

The consolidated financial statements do not include any adjustments relating to the recoverability or classification of recorded assets and liabilities that might result should the Company be unable to continue as a going concern.

NOTE 14-	SUBSEQUENT EVENTS

Pursuant to Securities Act of 1933 (the Act) set forth in Rule 504 of Regulation D promulgated under the Act, Section 5.I of the Texas Securities Act, Rule 109.3.C.1 of the Texas Administrative Code, the Company issued an additional 4,999,240 shares of stock for cash at an average price of $0.1138 or $569,288. Proceeds have been used to fund operations during the development of its products.

NOTE 15-	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company has amended its previously issued consolidated financial statements for the year ended December 31, 2003 and period August 9, 2002 (inception) through December 31, 2002 on its report dated May 20, 2004. The Company has amended these consolidated financial statements to recognize an additional $145,406 and $18,441 in compensation and interest expense for the year ended December 31, 2003 and period August 9, 2002 (inception) through December 31, 2002. In addition, certain issuances of common stock have been restated due to valuation adjustments, and 2002 common share information has been restated to retroactively account for the stock split that occurred in September 2003. These transactions resulted in an increase in net loss applicable to common shares of $145,406 and $18,441 for the year ended December 31, 2003 and period August 9, 2002 (inception) through December 31, 2002 to a net loss of $1,125,429 and $303,298 as restated, and an increase in the deficits accumulated during the development stage to $1,428,727 and $303,298, respectively.

28

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004 AND 2003

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Page
Condensed Consolidated Balance Sheet as of September 30, 2004	1

Condensed Consolidated Statements of Operations for the Nine Months and Three Months Ended September 30, 2004 and 2003 with Cumulative Totals Since Inception	2

Condensed Consolidated Statement of Accumulated Comprehensive Income (Loss) for the Nine Months Ended September 30, 2004 and 2003	3

Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2004 and 2003 with Cumulative Totals Since Inception	4

Notes to Condensed Consolidated Financial Statements	6-29

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)

CONDENSED CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2004
(UNAUDITED)

ASSETS

Current Assets:
Cash and cash equivalents	$21,496
Prepaid expenses and other current assets	25,564

Total Current Assets	47,060

Fixed assets, net of depreciation	52,654

Intangible assets	164,727
Other assets	1,552

166,279

TOTAL ASSETS	$265,993

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

LIABILITIES
Current Liabilities:
Notes payable — demand	$653,847
Notes payable — other	150,000
Related party advances	46,911
Liability for stock to be issued	—
Accounts payable and accrued expenses	403,714

Total Current Liabilities	1,254,472

Long-term Liabilities:
Due officer	42,273

Total Long-term Liabilities	42,273

Total Liabilities	1,296,745

STOCKHOLDERS’ EQUITY (DEFICIT)
Common stock, $.00004 Par Value; 200,000,000 shares authorized 41,653,377 shares issued and outstanding	1,666
Additional paid-in capital	1,316,836
Accumulated comprehensive income	1,661
Subscription receivable	(58,288)
Deficit accumulated during the development stage	(2,212,400)

(950,525)
Less: Treasury stock, 160,454 shares at cost	(80,227)

Total Stockholders’ Equity (Deficit)	(1,030,752)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$265,993

The accompanying notes are an integral part of these condensed consolidated financial statements.

\

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE AND THREE MONTHS ENDED SEPTEMBER 20, 2004 AND 2003
(UNAUDITED)
(WITH CUMULATIVE TOTALS SINCE INCEPTION)

	NINE MONTHS ENDED		THREE MONTHS ENDED
	SEPTEMBER 30,		SEPTEMBER 30,		Cumulative Totals
					August 9, 2002 to
	2004	2003	2004	2003	September 30, 2004
OPERATING REVENUES
Sales	$932	$5,087	$932	$51	$11,040
COST OF SALES	—	—	—	—	—

GROSS PROFIT (LOSS)	932	5,087	932	51	11,040

OPERATING EXPENSES
Compensation and professional fees	454,065	147,918	188,691	38,525	1,435,263
Research and development	71,242	42,665	28,198	22,942	136,413
Selling, general and administrative expenses	126,189	58,674	51,359	18,897	298,607
Depreciation and amortization	2,515	1,560	960	520	6,673

Total Operating Expenses	654,011	250,817	269,208	80,884	1,876,956

LOSS BEFORE OTHER (EXPENSE)	(653,079)	(245,730)	(268,276)	(80,833)	(1,865,916)

OTHER (EXPENSE)
Impairment	—	—	—	—	(127,974)
Interest expense	(130,594)	(50,000)	(114,671)	(45,000)	(218,510)

Total Other (Expense)	(130,594)	(50,000)	(114,671)	(45,000)	(346,484)

NET LOSS BEFORE PROVISION FOR INCOME TAXES	$(783,673)	$(295,730)	$(382,947)	$(125,833)	$(2,212,400)
Provision for Income Taxes	—	—	—	—	—

NET LOSS APPLICABLE TO COMMON SHARES	$(783,673)	$(295,730)	$(382,947)	$(125,833)	$(2,212,400)

NET LOSS PER BASIC AND DILUTED SHARES	$(0.01882)	$(0.01057)	$(0.00920)	$(0.00444)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	41,632,610	27,978,734	41,637,802	28,372,623

The accompanying notes are an integral part of these condensed consolidated financial statements.

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)

CONDENSED CONSOLIDATED STATEMENT OF ACCUMULATED COMPREHENSIVE INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 20, 2004 AND 2003
(UNAUDITED)

Balance, December 31, 2002	$—

Loss on foreign currency translation	(8,641)

Balance, September 30, 2003	$(8,641)

Balance, December 31, 2003	$5,882

Loss on foreign currency translation	(4,221)

Balance, September 30, 2004	$1,661

The accompanying notes are an integral part of these condensed consolidated financial statements.

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
(UNAUDITED)

(WITH CUMULATIVE TOTALS SINCE INCEPTION)

			Cumulative Totals
	September 30,	September 30,	August 9, 2002 to
	2004	2003	September 30, 2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(783,673)	$(295,730)	$(2,212,400)

Adjustments to reconcile net loss to net cash used in operating activities

Depreciation	2,515	1,560	6,673
Common stock issued for services	—	—	411,712
Interest expense converted to note payable — other	50,000	50,000	100,000
Services provided for equity	—	—	127,974
Salaries converted to notes payable — demand	28,425	222,421	653,847
(Loss) on foreign currency transactions	(4,221)	(8,641)	1,661
Net change in net assets in acquisition of Connexus	—	—	(22,865)

Changes in assets and liabilities
Decrease in accounts receivable	—	4,924	19,373
(Increase) in prepaid expenses and other assets	(16,018)	—	(23,964)
Increase in accounts payable and and accrued expenses	196,826	25,295	(17,215)

Total adjustments	257,527	295,559	1,641,118

Net cash (used in) operating activities	(526,146)	(171)	(571,282)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of intangible assets	—	(123,689)	(164,727)
Acquisitions of fixed assets	(46,954)	—	(49,667)

Net cash (used in) investing activities	(46,954)	(123,689)	(214,394)

The accompanying notes are an integral part of these condensed consolidated financial statements.

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
(UNAUDITED)

(WITH CUMULATIVE TOTALS SINCE INCEPTION)

			Cumulative Totals
	September 30,	September 30,	August 9, 2002 to
	2004	2003	September 30, 2004
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from common stock issuances	$521,000	$88,000	$657,988
Proceeds from notes payable — other	—	—	60,000
Amounts due to officer	3,197	39,329	42,273
Related party advances	46,911	—	46,911

Net cash provided by financing activities	571,108	127,329	807,172

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,992)	3,469	21,496

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	23,488	16,093	—

CASH AND CASH EQUIVALENTS - END OF PERIOD	$21,496	$19,562	$21,496

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

CASH PAID DURING THE YEAR FOR:
Interest expense	$—	$—	$—

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:

Exercise of cashless stock options	$—	$—	$166,609

Common stock issues for services	$—	$—	$411,712

Conversion of notes payable & accrued interest to common stock	$—	$11,833	$11,833

Impairment of goodwill	$—	$—	$127,974

Interest expense converted to note payable - other	$50,000	$50,000	$100,000

Salaries converted to note payable - demand	$28,425	$222,421	$653,847

The accompanying notes are an integral part of these condensed consolidated financial statements.

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004 AND 2003 (UNAUDITED)

NOTE 1 -	ORGANIZATION AND BASIS OF PRESENTATION

The unaudited condensed consolidated financial statements included herein have been prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The condensed consolidated financial statements and notes are presented as permitted on Form 10-QSB and do not contain information included in the Company’s annual consolidated statements and notes. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. It is suggested that these condensed consolidated financial statements be read in conjunction with the December 31, 2003 audited financial statements and the accompanying notes thereto. While management believes the procedures followed in preparing these condensed consolidated financial statements are reasonable, the accuracy of the amounts are in some respects dependent upon the facts that will exist, and procedures that will be accomplished by the Company later in the year.

These condensed consolidated unaudited financial statements reflect all adjustments, including normal recurring adjustments which, in the opinion of management, are necessary to present fairly the consolidated operations and cash flows for the periods presented.

Airbee Wireless, Inc. (the “Company”), was incorporated in Delaware in 2002 to develop and supply cutting edge intelligent software that is generally embedded into microprocessors, thereby allowing manufacturers of various products to create advanced wireless networking systems. Its intelligent connectivity software for wireless voice, data and video communications is patent-pending. The Company is a member of the 100-member ZigBee Alliance .

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
SEPTEMBER 30, 2004 AND 2003 (UNAUDITED)

NOTE 1 -	ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Its products include:

Airbee-ZNS™
ZigBee-ready stack software for peer-to-peer, mesh and star topologies that saves development time while achieving a higher return on investment for ZigBee networks. Airbee-ZNS has been developed to achieve maximum portability and adaptability, such that stack binaries can be made available on any microcontroller, transceiver, and operating system platform.

Airbee-ZMAC™
Airbee-ZMAC is a complete implementation of IEEE 802.15.4 specifications and is fully ZigBee-ready. Airbee-ZMAC provides all the functions and support features as a library of software modules ready for integration with any application code to enable short-range unwired communication over IEEE 802.15.4 compliant radios.

Airbee-ZNMS™ This is a network management system product designed for low-rate Wireless Personal Area Networks (WPAN).

Airbee-ZProfiles™
Airbee’s application framework and device objects is a complete implementation of the ZigBee Alliance specifications and is fully ZigBee-ready to collaborate in a ZigBee application profile.

Airbee-ZDK™ Airbee-ZDKV1 is offered to aid development of ZigBee products using Airbee-ZNS and Airbee-ZMAC library modules.

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
SEPTEMBER 30, 2004 AND 2003 (UNAUDITED)

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development Stage Company

The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards (SFAS) No. 7, “Accounting and Reporting by Development Stage Enterprises.” The Company has devoted substantially all of its efforts to business planning, patent applications, research and development, recruiting management and technical staff, acquiring operating assets and raising capital. With the release of the ZigBee / IEEE 802.15.4 standard, the Company is anticipating that sales will be generated in fiscal 2005, at which time the Company will emerge from the development stage.

Principles of Consolidation

The condensed consolidated financial statements include the accounts of Airbee Wireless and its wholly-owned subsidiaries Airbee Wireless (Pte.) Ltd., located in Singapore, and Airbee Wireless (India) Pvt. Ltd., located in India, for the nine months ended September 30, 2004 and 2003. All significant inter-company accounts and transactions have been eliminated in consolidation. Accounts denominated in non-U.S. currencies have been re-measured using the U.S. Dollar as the functional currency.

Use of Estimates

Preparation of condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
SEPTEMBER 30, 2004 AND 2003 (UNAUDITED)

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

The Company maintains cash and cash equivalent balances at financial institutions in the United States of America, Singapore and India. The financial institution in the United States of America is insured by the Federal Deposit Insurance Corporation up to $100,000.

Fixed Assets

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets; two to four years for machinery and equipment and four to forty years for buildings. Reviews are regularly performed to determine whether facts and circumstances exist that indicate carrying amount of assets may not be recoverable or the useful life is shorter than originally estimated. The Company assesses the recoverability of its fixed assets by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets. If assets are determined to be recoverable, but the useful lives are shorter than originally estimated, the net book value of the assets is depreciated over the newly determined remaining useful lives. When fixed assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in operations.

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
SEPTEMBER 30, 2004 AND 2003 (UNAUDITED)

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Identified Intangible Assets

Intellectual property assets represent technology and are amortized over the periods of benefit, ranging from two to ten years, generally on a straight-line basis.

Identified intangible assets are regularly reviewed to determine whether facts and circumstances exist which indicate that the useful life is shorter than originally estimated or the carrying amount of assets may not be recoverable. The Company assesses the recoverability of its identifiable intangible assets by comparing the projected discounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets.

Segment Reporting

The Company follows the provisions of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”. This standard requires that companies disclose operating segments based on the manner in which management disaggregates the Company in making internal operating decisions. As of September 30, 2004, there were no operating segments.

Start-up Costs

In accordance with the American Institute of Certified Public Accountants Statement of Position 98-5, “Reporting on the Costs of Start-up Activities", the Company expenses all costs incurred in connection with the start-up and organization of the Company.

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
SEPTEMBER 30, 2004 AND 2003 (UNAUDITED)

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue and Cost Recognition

The Company accounts for the licensing of software in accordance with the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, “Software Revenue Recognition.” The Company recognizes revenue when (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sales price is fixed or determinable; and (iv) the ability to collect is reasonably assured. For software arrangements with multiple elements, revenue is recognized dependent upon whether vendor-specific objective evidence (VSOE) of fair value exists for each of the elements. When VSOE does not exist for all the elements of a software arrangement and the only undelivered element is post-contract customer support (PCS), the entire licensing fee is recognized ratably over the contract period. Revenue attributable to undelivered elements, including technical support, is based on the average sales price of those elements, when sold separately, and is recognized ratably on a straight-line basis over the products life cycle. post-contract customer support revenue is recognized ratably over the contract period. Shipping charges billed to customers are included in revenue and the related shipping costs are included in cost of sales.

Licensing fees are collected in advance, when contractually stipulated. Revenues from licenses are recognized on a prorated-basis over the life of the license.

Royalties are charged on a unit basis. Royalties are not fixed dollar amounts, but will rather be a percentage of the Company’s customer’s finished product and the percentage varies with the number of units shipped by customer.

Revenue attributed to undelivered elements is based on the average sales price rather than on the renewal rate for the following reasons:

(a) Royalties are charged per unit on a volume basis. The average price will be the weighted average royalty for the total number of units shipped by the customer.

(b) Because of (i) the newness of the ZigBee standard for this short-range wireless technology, (ii) the newness of the Company’s products’ introductions into the marketplace for a range of applications being developed by its customers, and (iii) the lack of historical data for potentially defective software, which may be a function of the application into which it is installed. In accordance with FAS #48, in the absence of

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
SEPTEMBER 30, 2004 AND 2003 (UNAUDITED)

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue and Cost Recognition (Continued)

historical data, the Company is unable to make a reasonable and reliable estimate of product returns at this time.

(c) While the Company’s software may be embedded into its customer’s product, that same component may go into two or more of its customer’s products which have different features and sell for different prices.

(d) The Company expects to enter into maintenance contracts with its customers. Maintenance fees will not be a fixed dollar amount, but rather a percentage fee based upon the value of the royalties billed/received. If the Company provides bug fixes (under warranty obligations) free-of-charge that are necessary to maintain compliance with published specifications, it needs to account for the estimated costs to provide bug fixes in accordance with FASB #5.

(e) Post-Contract Support (PCS) for Software Upgrades. Assuming that the Company enters into a PCS contract with a customer that commences months after delivery of the product and that the Company develops a historical track record of regularly making available to all its customers the services or unspecified upgrades/enhancements normally associated with PCS as soon as the Company delivers its products to market during the six-month period after product delivery. The PCS rate inherent in the licensing fee increases over time based on a customer’s deployment of the product application. After one or two years, the predetermined renewal rate for PCS for a fully deployed license is set at a stipulated rate multiplied by the aggregate list price (as established at the inception of the arrangement) of the licensed product, regardless of the status of the deployment efforts. The Company would not have vendor-specific objective evidence (VSOE) of fair value of the PCS when the product is less than fully deployed because the only PCS sold separately is the renewal of PCS (that is, the predetermined renewal rate). In this situation, the PCS arrangement commences upon product delivery because the Company’s customer receives any upgrades/enhancements released by the Company during a quantified period after product delivery. Additionally, the predetermined renewal rate is the only indicator of fair value because it is the only arrangement under which PCS is sold separately, and therefore, it should be used to establish VSOE of fair value of the PCS. In this situation, the Company would expect to initially defer the portion of the arrangement fee related to period(s) beyond

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
SEPTEMBER 30, 2004 AND 2003 (UNAUDITED)

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue and Cost Recognition (Continued)

the initial quantified period of PCS provided under the arrangement based on the predetermined renewal rate.

(f) As a software vendor, the Company may execute more than one contract or agreement with a single customer. The Company believes that, although there may be multiple agreements or contracts, there is in effect one multiple-element arrangement when determining the appropriate amount of revenue to be recognized in accordance with SOP 97-2. A group of contracts or agreements may be so closely related that they are, in effect, parts of a single arrangement. According to the AICPA, the form of an arrangement is not necessarily the only indicator of the substance of an arrangement. The existence of any of the following factors (which are not all-inclusive) may indicate that a group of contracts should be accounted for as a single arrangement: (i) the contracts or agreements are negotiated or executed within a short time frame of each other; (ii) the different elements are closely interrelated or interdependent in terms of design, technology, or function. (iii) the fee for one or more contracts or agreements is subject to refund or forfeiture or other concession if another contract is not completed satisfactorily. (iv) one or more elements in one contract or agreement are essential to the functionality of an element in another contract. (v) payment terms under one contract or agreement coincide with performance criteria of another contract or agreement. (vi) the negotiations are conducted jointly with two or more parties to do what in essence is a single project.

Revenue from products licensed to original equipment manufacturers (OEM’s) is based on the licensing agreement with an OEM and recognized when OEM’s ship licensed products to its customers.

Cost of revenue includes direct costs to produce and distribute products and direct costs to provide product support and training.

Research and Development

Research and development costs are related primarily to the Company developing its intellectual property. Research and development costs are expensed as incurred.

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
SEPTEMBER 30, 2004 AND 2003 (UNAUDITED)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

Income tax benefit is computed on the pretax loss based on current tax law. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and its financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates. No benefit is reflected for the nine months ended September 30, 2004 and 2003, respectively.

Advertising

The Company’s policy is to expense the costs of advertising and marketing as they are incurred. The Company had no such cost for 2004 and 2003.

Earnings (Loss) Per Share of Common Stock

Historical net income (loss) per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share (EPS) includes additional dilution from common stock equivalents, such as stock issuable pursuant to the exercise of stock options and warrants. Common stock equivalents were not included in the computation of diluted earnings per share at September 30, 2004 and 2003 when the Company reported a loss because to do so would be anti-dilutive for periods presented. The Company has incurred losses since inception as a result of funding its research and development, including the development of its intellectual property portfolio which is key to its core products.

All shares shown give rise to the retroactive treatment of the 2.5:1 stock split that occurred in September 2003.

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
SEPTEMBER 30, 2004 AND 2003 (UNAUDITED)

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Earnings (Loss) Per Share of Common Stock (Continued)

The following is a reconciliation of the computation for basic and diluted EPS:

	September 30,	September 30,
	2004	2003
Net Loss	($783,673)	($295,730)

Weighted-average common shares outstanding (Basic)	41,632,610	27,978,734
Weighted-average common stock equivalents:
Stock options	—	—
Warrants	—	—

Weighted-average common shares outstanding (Diluted)	41,632,610	27,978,734

Fair Value of Financial Instruments

The carrying amount reported in the condensed consolidated balance sheets for cash and cash equivalents, accounts payable and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for notes payable approximates fair value because, in general, the interest on the underlying instruments fluctuates with market rates.

Stock-Based Compensation

Employee stock awards under the Company’s compensation plans are accounted for in accordance with Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”, and related interpretations. The Company provides the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation” (“SFAS 123”), and related interpretations.

The Company measures compensation expense for both its employee and non-employee stock-based compensation using the intrinsic-value method.

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
SEPTEMBER 30, 2004 AND 2003 (UNAUDITED)

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock-Based Compensation (Continued)

Under the intrinsic-value method of accounting for stock-based compensation, when the exercise price of options granted is less than the estimated fair value of the underlying stock on the date of grant, deferred compensation is recognized and is amortized to compensation expense over the applicable vesting period.

Product Warranty

The Company’s product warranty accrual includes specific accruals for known product issues and an accrual for an estimate of incurred but unidentified product issues based on historical activity. Due to effective product testing and the short time between product shipment and the detection and correction of product failures, the warranty accrual based on historical activity and the related expense were not significant as of and for the nine months ended September 30, 2004 and 2003, respectively.

Goodwill and Intangible Assets

The Company follows Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” All goodwill associated with the acquisition of Connexus Technologies (Pte.) Ltd. was impaired in 2002 ($127,974), due to the company being acquired mainly for its development and anticipated future development which Management has conservatively determined to have no material fair value as of the balance sheet dates.

The identifiable intangible assets presented on the condensed consolidated balance sheet represents the intellectual property that was capitalized post- technological feasibility. Management will continue to monitor and assess any impairment charges against those assets in accordance with the provisions of SFAS 142, “Goodwill and Other Intangible Assets” and SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

Currency Risk and Foreign Currency Translation

The Company transacts business in currencies other than the U.S. Dollar, primarily the Singapore Dollar and the Indian Rupee. All currency transactions are undertaken in the spot foreign exchange market and the Company does not use currency forward contracts, currency options,

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
SEPTEMBER 30, 2004 AND 2003 (UNAUDITED)

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Currency Risk and Foreign Currency Translation (Continued)

currency borrowings interest rate swaps or any other derivative hedging strategy at this point in time.

The Company has determined that based on the cash flow, sales price, sales market, expense, financing, and inter-company transactions and arrangements indicators set forth in FASB 52, that the functional currency of the Company is that of the parent company and is US Dollars. The Company has reported its gains and losses on foreign currency in its condensed consolidated statements of accumulated other comprehensive income due to the fact that these translation adjustments result from the translation of all assets and liabilities at the current rate, while the stockholder equity accounts were translated by using historical and weighted-average rates.

Recent Accounting Pronouncements

In September 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, the pooling of interests method of accounting for business combinations are no longer allowed, and goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company adopted these new standards effective August 9, 2002.

On October 3, 2001, the FASB issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”) that is applicable to financial statements issued for fiscal years beginning after December 15, 2001. The FASB’s new rules on asset impairment supersede SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and portions of Accounting Principles Board Opinion 30,

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
SEPTEMBER 30, 2004 AND 2003 (UNAUDITED)

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (Continued)

“Reporting the Results of Operations.” This Standard provides a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Classification as held-for-sale is an important distinction since such assets are not depreciated and are stated at the lower of fair value and carrying amount. This Standard also requires expected future operating losses from discontinued operations to be displayed in the period(s) in which the losses are incurred, rather than as of the measurement date as presently required.

In June 2003, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement covers restructuring type activities beginning with plans initiated after December 31, 2002. Activities covered by this standard that are entered into after that date will be recorded in accordance with provisions of SFAS No. 146. The adoption of SFAS No. 146 did not impact on the Company’s results of operations or financial position.

In December 2002, the FASB issued Statement No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123” (“SFAS 148”). SFAS 148 amends FASB Statement No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends Accounting Principles Board (“APB”) Opinion No. 28, “Interim Financial Reporting”, to require disclosure about those effects in interim financial information. SFAS 148 is effective for financial statements for fiscal years ending after December 15, 2002. The Company will continue to account for stock-based employee and non-employee compensation using the intrinsic value method of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” but has adopted the enhanced disclosure requirements of SFAS 148.

In April 2003, the FASB issued SFAS Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
SEPTEMBER 30, 2004 AND 2003 (UNAUDITED)

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (Continued)

instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective for contracts entered into or modified after June 30, 2003, except for certain hedging relationships designated after June 30, 2003. Most provisions of this Statement should be applied prospectively. The adoption of this statement did not have a significant impact on the Company’s results of operations or financial position.

In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantees and elaborates on existing disclosure requirements related to guarantees and warranties. The recognition requirements are effective for guarantees issued or modified after December 31, 2002 for initial recognition and initial measurement provisions. The adoption of FIN 45 did not have a significant impact on the Company’s results of operations or financial position.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The adoption of FIN 46 did not impact on the Company’ results of operations or financial position.

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
SEPTEMBER 30, 2004 AND 2003 (UNAUDITED)

NOTE 3-	CONCENTRATION OF CREDIT RISK

The Company’s trade receivables are derived from sales to original equipment manufacturers and manufacturers of microprocessors. The Company endeavors to keep pace with the evolving computer and communications industries, and has adopted credit policies and standards intended to accommodate industry growth and inherent risk. Management believes that credit risks are moderated by the diversity of the Company’s end customers and geographic sales areas. The Company performs ongoing credit evaluations of its customers’ financial condition and requires collateral as deemed necessary.

NOTE 4-	FIXED ASSETS

Fixed assets consist of the following at September 30, 2004:

Computer and office equipment	$57,489
Less: accumulated depreciation	(4,835)

Net book value	$52,654

Depreciation expense for the nine months ended September 30, 2004 and 2003 was $2,515 and $1,560, respectively.

NOTE 5-	NOTE PAYABLE

The Company entered into a note payable, principal amount of $50,000 payable August 31, 2005. The Company entered into this note in connection with the 2002 acquisition of Connexus Technologies Pte. Ltd. The note was non-interest bearing if it was paid prior to August 31, 2003. If the note is paid between September 1, 2003 and August 31, 2004 the total payment due is $100,000, and between September 1, 2004 through August 31, 2005, total payment due is $150,000. The Company, at September 30, 2004, has reflected the value of the note payable, which includes interest at $100,000. The accrued interest is included in accounts payable and accrued expenses.

The Company entered into a note payable for $10,000 with an unrelated third party in November 2002, at an interest rate of 10% annually. The note accrued interest through August 2003, at which time principal, accrued interest and fees were converted into 22,667 shares of common stock.

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
SEPTEMBER 30, 2004 AND 2003 (UNAUDITED)

NOTE 6-	PROMISSORY NOTES – RELATED PARTY

The Company entered into promissory notes with some of its officers (see Note 9) who have amounts outstanding with the Company. These amounts accrue interest at 6% annually. As of September 30, 2004, the Company has $653,847 outstanding under these notes, including $64,399 in accrued interest. The notes are due on demand and are therefore reflected as current liabilities on the condensed consolidated balance sheet. The notes relate to services rendered to the Company.

NOTE 7-	INTELLECTUAL PROPERTY

Costs incurred in creating products are charged to expense when incurred as research and development until technological feasibility is established upon completion of a working model. Thereafter, all software production costs are capitalized and subsequently reported at the lower of unamortized cost or net realizable value. Capitalized costs are amortized based on current and future revenue for each product with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the product.

In accordance with SFAS No. 2, “Accounting for Research and Development Costs”, SFAS No. 68, “Research and Development Arrangements”, and SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed”, technological feasibility for the Airbee-ZNS™ was established on November 20, 2002 with completion of the detailed program design. Several working models were delivered at various points through July of 2003.

The Company’s intellectual properties relate to subcontractor payments for services rendered post-technological feasibility, and these intangibles were determined by Management to have an indeterminable life, therefore there was no amortization expensed in these periods, pursuant to the impairment provisions of SFAS 142.

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
SEPTEMBER 30, 2004 AND 2003 (UNAUDITED)

NOTE 8-	ACQUISITIONS

The Company’s acquisition of Connexus Technologies Pte. Ltd. has been accounted for using the purchase method of accounting. The Company acquired 100% of the common stock of Connexus Technologies Pte. Ltd. for 1,662,562 shares of common stock valued at $100,000, and assumed a promissory note which at the time of acquisition (as of October 1, 2002) was valued at $50,000, subsequently with accrued interest is valued at $100,000 as of September 30, 2004. Connexus had a net book value of $22,026 (US dollar equivalent) resulting in $127,974 in goodwill, which Management determined to be impaired based on the fact that the purchase price was determined based on what Connexus had been developing. The primary reason that the Company acquired Connexus was the working model and software code that they had been developing fits nicely into the current business model and software code of the Company. The Company did not pay any cash for Connexus and there are no contingent payments, options, or commitments specified in the purchase agreement.

NOTE 9-	RELATED PARTY TRANSACTIONS

As discussed in Note 6, the Company has demand promissory notes with some of its officers for services rendered to the Company. Interest is accrued at 6% annually on these notes. As of September 30, 2004, the Company has $653,847 outstanding under these notes, including $64,399 in accrued interest.

Other payables includes general expenses incurred by officers and staff that are to be reimbursed. As of September 30, 2004, the Company has $46,911 outstanding.

NOTE 10-	PROVISION FOR INCOME TAXES

Deferred income taxes will be determined using the liability method for the temporary differences between the financial reporting basis and income tax basis of the Company’s assets and liabilities. Deferred income taxes will be measured based on the tax rates expected to be in effect when the temporary differences are included in the Company’s consolidated tax return. Deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases.

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
SEPTEMBER 30, 2004 AND 2003 (UNAUDITED)

NOTE 10-	PROVISION FOR INCOME TAXES (CONTINUED)

At September 30, 2004, deferred tax assets consist of the following:

Net operating loss carry-forwards	$752,216
Less: valuation allowance	(752,216)

$-0-

At September 30, 2004, the Company had deficits accumulated during the development stage in the approximate amount of $2,212,400, available to offset future taxable income through 2023. The Company established valuation allowances equal to the full amount of the deferred tax assets due to the uncertainty of the utilization of the operating losses in future periods.

NOTE 11-	STOCKHOLDERS’ (DEFICIT)

The Company has 200,000,000 shares of common stock authorized at September 30, 2004. The par value at September 30, 2004 is $.00004.

At September 30, 2004 and 2003, the Company has 41,653,377 common shares issued and outstanding.

The following stock transactions occurred in 2002:

The Company issued 21,625,000 to one of its founders for $865 (par).

In the acquisition of Connexus Technologies Pte. Ltd., the Company issued 4,156,405 shares of stock in exchange for Connexus’ stock.

The Company issued 1,359,550 shares to its chief operating officer as founders’ shares for services to the Company. These shares were issued for $55.00 (par).

The Company issued 50,000 shares of stock for $10,000 cash at a value of $0.20 per share.

The following stock transactions occurred in 2003:

The Company raised $88,000 from a board member in two tranches of $44,000 each for a total of $88,000. The Company issued a total of 1,000,000 shares of stock for these amounts at a value of $0.088 per share.

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
SEPTEMBER 30, 2004 AND 2003 (UNAUDITED)

NOTE 11-	STOCKHOLDERS’ (DEFICIT) (CONTINUED)

The Company converted a note payable of $10,000 plus accrued interest and fees from an unrelated third party to 56,668 shares of stock valued at $0.20 per share.

The Company issued 125,000 shares of stock to its chief financial officer as founders’ shares. These shares were issued for par.

On September 30, 2003, the Company’s board of directors approved a 2.5:1 forward stock split. It split the then issued and outstanding 11,349,049 shares into 28,372,622 shares. With the stock split, the par value of the Company’s stock went from $0.0001 to $0.00004.

The Company issued 3,784,814 shares of stock valued at $0.1138 per share for cash (166,960 for $19,000) and services (3,617,854 for $411,712) for a total value of $430,712.

The Company issued 4,465,450 shares of stock from the exercise of stock options from its officers. This was a cashless exchange. In this exchange 160,454 shares were returned to the Company and are included in its treasury and reflected as treasury stock on the condensed consolidated balance sheet.

The Company’s officers also contributed $17,517 as capital reflected as additional paid-in capital. No stock was issued in these exchanges.

The following stock transactions occurred in 2004:

The Company issued 4,999,240 shares of common stock valued at $0.1138 per share for cash for a total value of $569,288. The Company was owed $58,288 on this amount at September 30, 2004, but has subsequently collected the full amount.

The Company entered into a subscription agreement with an individual for the purchase of 31,250 shares of restricted stock on June 9, 2004 under the Company’s Private Placement Memorandum. The Company received $10,000 for these shares.

Stock Option Plan and Warrants

In August 2002, the Company’s Board of Directors established the 2002 Stock Option Plan. The Board authorized up to 75,000,000 common shares to be authorized and issued to officers, directors and employees.

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
SEPTEMBER 30, 2004 AND 2003 (UNAUDITED)

NOTE 11-	STOCKHOLDERS’ (DEFICIT) (CONTINUED)

The Company granted options totaling 21,375,000 shares of which 4,625,904 options were exercised as cashless options resulting in 4,465,450 shares of stock. In the cashless exchange, 160,454 shares of stock were recorded as treasury stock. All of these options were granted to officers and key members of the management team of the Company.

Under the Black-Scholes option pricing model, the total value of the stock options granted in 2002 and 2003 is reflected for pro forma presentation due to the Company following APB 25 for the expensing of its stock options. SFAS No. 123, “Accounting for Stock-Based Compensation”, encourages adoption of a fair-value-based method for valuing the cost of stock-based compensation. However, it allows companies to continue to use the intrinsic-value method for options granted to employees and disclose pro forma net loss.

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
SEPTEMBER 30, 2004 AND 2003 (UNAUDITED)

The following tables summarize the activity of the Company’s stock option plan:

Stock Option Plan and Warrants (Continued)

	9 Months Ended
	September 30, 2004
		Weighted
		average
	Number of	exercise
	Options	price
Outstanding – beginning of period	16,749,096	$0.01004
Granted below fair value	0	0
Granted at fair value	0	0
Converted	0	(0)

Outstanding – end of period	16,749,096	$0.01004

Exercisable at end of period:	16,749,096	$0.01004

	9-Months Ended
	September 30, 2003
		Weighted
	Number	average
	of	exercise
	Options	price
Outstanding – beginning of period	18,375,000	0.00004
Granted below fair value	0	0
Granted at fair value	3,000,000	0.04
Cancelled	0	0

Outstanding – end of period	21,375,000	$0.01004

Exercisable at end of period:	21,375,000	$0.01004

For disclosure purposes, the fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model, which approximates fair value, with the following weighted-average assumptions used for stock options granted in 2003; no annual dividends, volatility of 100%, risk-free interest rate of 3.00%, and expected life of 4 to 6 years.

If compensation expense for the Company’s stock-based compensation plans had been determined consistent with SFAS 123, the Company’s net income and net income per share including pro forma results would have been the amounts indicated below:

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
SEPTEMBER 30, 2004 AND 2003 (UNAUDITED)

NOTE 11-	STOCKHOLDERS’ (DEFICIT) (CONTINUED)

Stock Option Plan and Warrants (Continued)

	9-Months Ended
	September 30,
	2004	2003
Net loss:
As reported	($783,673)	($295,730)
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(57,188)	(429,521)

Pro forma	($840,861)	($725,251)

Net loss per share:
As reported:
Basic	($.02)	($0.01)
Diluted	($.02)	($0.01)
Pro forma:
Basic	($.02)	($0.02)
Diluted	($.02)	($0.02)

The Company issued 1,750,000 warrants as of September 30, 2004. These warrants were issued in connection with the equity financing the Company entered into in April and August 2003. None of the warrants have been exercised as of September 30, 2004.

The Company also issued 50,000 warrants in connection with a note payable to a non-related third party in October 2002.

The fair value of these warrants was estimated using the Black-Scholes pricing model with the following assumptions: interest rate 3%, dividend yield 0%, volatility 100% and expected life of three years.

The Company has the following warrants exercisable for the purchase of its common stock. All warrants and prices are reflected retroactive to the stock split:

		9-Months Ended
		September 30,
Exercise
Price	Expiration Date	2004	2003
$0.200	October 18, 2005	50,000	50,000
0.012	August 22, 2006	500,000	500,000
0.012	April 22, 2006	1,250,000	1,250,000
1.000	August 31, 2007	6,250	0
1.750	August 31, 2007	6,250	0
2.750	August 31, 2007	6,250	0

		1,818,750	1,800,000

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
SEPTEMBER 30, 2004 AND 2003 (UNAUDITED)

NOTE 11-	STOCKHOLDERS’ (DEFICIT) (CONTINUED)

Stock Option Plan and Warrants (Continued)

In addition, all of these warrants are outstanding as of September 30, 2004, and no warrants to date have been exercised.

NOTE 12-	COMMITMENTS AND CONTINGENCIES

Employment Agreements

The Company has entered into employment agreements with key members of management and some officers. Most of these employment agreements are for a period of three to five years. As part of the employment agreements, the Company has granted stock options to these individuals that vest over a three to five-year period of time. The Company, in an effort to incentivize its officers, granted additional options and accelerated the vesting schedules. The officers were not compensated during the initial start-up of operations. However, they did exercise stock options in 2003.

A subsidiary, Airbee Wireless (India) Pvt. Ltd., has entered into a three-year lease agreement for office space in Chennai, India. Monthly rent in the US Dollar equivalent is $1,505. The lease runs from May 2004 to April 2007.

NOTE 13-	GOING CONCERN

As shown in the accompanying condensed consolidated financial statements, as is typical of companies going through early-stage development of intellectual property, and products and services, the Company incurred net losses for the nine months ended September 30, 2004 and 2003. The Company is currently in the development stage, and there is no guarantee whether the Company will be able to generate enough revenue and/or raise capital to support current operations and expand sales. This raises substantial doubt about the Company’s ability to continue as a going concern.

Management believes that the Company’s capital requirements will depend on many factors including the success of the Company’s sales efforts. The Company has been successful in recent months in raising capital to fund its operating costs and is in the due diligence phase with respect to a convertible debenture agreement that will yield the Company some working capital equity to fund operations in the near term. The Company has also been enhancing its business processes to account for the significant development that has occurred in the past year, and believes that with the proper bridge financing and potential permanent financing it anticipates, the viability of the Company remains very positive in excess of one year.

AIRBEE WIRELESS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
SEPTEMBER 30, 2004 AND 2003 (UNAUDITED)

NOTE 13-	GOING CONCERN (CONTINUED)

The condensed consolidated financial statements do not include any adjustments relating to the recoverability or classification of recorded assets and liabilities that might result should the Company be unable to continue as a going concern.

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